NYRSTAR CORICANCHA S.A.

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is dated the 19th day of December, 2016

BETWEEN:

NYRSTAR CORICANCHA S.A.
Av. La Paz 1298
Miraflores, Lima 18
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar” or “Existing Shareholders”)

And

GREAT PANTHER SILVER PERU S.A.C.
Av. Jose Larco, Nro. 1301, Piso 20
Lima, Peru
(hereinafter called the “Purchaser”)

And

GREAT PANTHER SILVER LIMITED
800-333 Seymour Street
Vancouver, British Columbia, Canada
V6B 5A6
(hereinafter called “GPS”)

WHEREAS the Purchaser wishes to purchase all the shares in Nyrstar Coricancha S.A. (the “Company”) from Nyrstar (the “Purchased Shares”), on the terms and conditions of this Agreement so that immediately following the transfer to the Purchaser of the Purchased Shares, the Purchaser will hold 100 per cent of the issued share capital of the Company.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

1.	Defined Terms

The following capitalised terms used in this Agreement have the following meanings:

“Agreement” means this share purchase agreement;

“Applicable Law” means with respect to any Person, property, transaction, event or other matter, (i) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, order or other requirement (including a requirement arising at common law) having the force of law, (ii) any policy, practice, protocol, standard or guideline of any Governmental Body which, although not necessarily having the force of law, is regarded by such Governmental Body as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation;

“Assets” means all property and assets of any nature or kind, whether real or personal, tangible or intangible, corporeal or incorporeal, owned or held by the Company or exclusively used in the Business, and includes all of the assets set out in Schedule 2 and Schedule 3, but excluding the Nyrstar Assets;

“Books and Records” means all technical, financial, accounting, business, Tax and employee information, records and files, in any form whatsoever (including written, printed or electronic form) of the Company in the possession or control of Nyrstar or the Company, including the Financial Statements, regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, employee data and records, deeds, certificates, contracts, surveys, title and legal opinions, records of payment, asset documentation, written employment manuals and employment policies;

“Business” means the management of the Coricancha Mine Complex and its operation (to the extent operated);

“Business Day” means any day except Saturday, Sunday or a statutory holiday in: Vancouver, Canada; Lima, Peru; Budel, the Netherlands; or Zurich, Switzerland;

“Cancha Tailings Reclamation” has the meaning set forth in clause 6(a);

“Claim” has the meaning given to it in clause 8(a);

“Closing Date” means the date of Completion;

“Company” means Nyrstar Coricancha S.A., a company existing under the laws of Peru and registered before the Public Registry (Lima Office) under Item No. 11352175;

“Completion” means the closing of the sale and acquisition of the Purchased Shares in accordance with clause 5;

“Completion Price” means the sum of US$100,000 and the Coricancha Cash Balance;

“Coricancha Cash Balance” has the meaning prescribed in clause 3(b) of this Agreement;

“Coricancha Mine Closure Plan” means the mine closure plan for the Coricancha Mine Complex in effect as at the date of this Agreement, approved by Directorate Resolution No. 035-2010-MEM-AAM/MPC/RPP, amended by Directorate Resolution No. 219-2012-MEM-AAM and by Directorate Resolution No. 429-2014-MEM/DGAAM, as amended from time to time in order to comply with any Applicable Law or direction or order of a Governmental Body;

“Coricancha Mine Complex” means the mine owned and operated by the Company and located in the central Andes of Peru approximately 90 km east of the city of Lima, including the mining concessions listed in Schedule 3, the ore processing plant, the plant and equipment listed in Schedule 2, and all the tailings deposits and related facilities;

“Data Room” means the electronic data room provided by the Nyrstar to GPS for the purpose of negotiating and agreeing the Option Agreement.

“Departing Employees” has the meaning set form in clause 2(b)(xiii) of this Agreement;

“Dispose” in relation to a Person or property means:

(a)

to sell, offer for sale, transfer, assign, swap, surrender, joint venture, gift, create or allow to exist an option or trust over or otherwise deal with or dispose of that Person or property (or any legal or beneficial interest in it or part of it);

(b)	to do anything which has the effect of placing a Person in substantially the same position as if that Person had done any of the things specified in paragraph (a); or

(c)	authorise, or agree conditionally or otherwise to do, any of the things referred to in paragraph (a),

and “Disposal” has a corresponding meaning;

“Earn Out Agreement” means the earn out agreement to be entered into by the Parties on Completion in the form attached hereto as Schedule 10;

“Earn-Out Consideration” has the meaning given in the Earn Out Agreement;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, encroachment, covenant, condition, right of re-entry, lease, licence, royalty or other interest or other encumbrance or security interest of any kind;

“Environmental Law” means any Applicable Law or other official requirement of any Governmental Body and any published judicial or administrative interpretation thereof, regulating, relating to or imposing liability or standards of conduct concerning: (i) the environment or emissions, discharges, releases or threatened releases into the environment (including, ambient air, surface water, underground water, noise and land), (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of solid waste, waste water, pollutants, contaminants, chemicals or any Hazardous Substance, (iii) the reclamation or remediation of disturbed land, or (iv) the protection or relocation of local inhabitants, flora, fauna, archaeological sites, national or natural monuments and protected areas such as natural parks;

“Environmental Liabilities” means any Losses of any nature (known or unknown, fixed or contingent) to the extent relating to or connected with the Business, including the Coricancha Mine Complex, such as the mine, the processing plant and all the tailings deposits, instituted, required, made, imposed, rendered, issued or in any way arising out of or under or pursuant to Environmental Laws including the reclamation, characterization, remediation and rehabilitation and closure of the Coricancha Mine Complex or related tailings facilities, mine hazards, including tailings, waste rock and other accumulation areas connected therewith, instituted, required, made, imposed, rendered or issued by a Governmental Body or validly requested by a third party (but not by a party to this agreement or a Related Body Corporate of a party);

“Existing Liens” means the liens detailed in Schedule 4;

“Existing Shares” means all the Shares in the Company held by the Existing Shareholders on the date of this Agreement;

“Existing Shareholders” means Nyrstar International B.V., a wholly owned subsidiary of Nyrstar N.V. and Nyrstar Netherlands (Holdings) B.V., a wholly owned subsidiary of Nyrstar N.V.;

“Fairly Disclosed” means, in relation to a fact, matter or circumstance:

(a)

that fact, matter or circumstance is identified and disclosed in sufficient detail so as to reasonably enable GPS or the Purchaser to identify the nature and scope of the relevant fact, matter, event or circumstance and the fact that it may have financial, operational or other consequences to the Company (including, in each case, that the financial effect of the relevant fact, matter, event or circumstance is reasonably ascertainable from the information disclosed); or

(b)

that fact, matter or circumstance is identified and disclosed in such detail (being a lesser detail than that referred to in paragraph (a) that a properly advised and commercially astute person considering entry into the transactions contemplated by this Agreement (in the manner in which GPS and the Purchaser enter into those transactions) would be prompted to make further inquiries, including of Nyrstar or the Company, so as to be in a position to understand the nature and scope of the relevant fact, matter or circumstance in the level of detail referred to in paragraph (a);

“Financial Statements” means:

(a)

the annual financial statements of the Company for the years ended 31 December 2015 and 2014 prepared in accordance with Peruvian GAAP, consisting of a balance sheet as at the end of the period to which those financial statements relate, a statement of income and a statement of cash flows for the periods to which those financial statements relate, and all notes thereto and reports of the auditors, which financial statements for the year ended December 31, 2015 will have been audited by Deloitte LLP; and

(b)

the unaudited interim financial statements for the Company extracted from the consolidated group accounts of Nyrstar NV and prepared in accordance with IFRS for the three and nine months ended September 30, 2016 (the “Interim Financial Statements”), consisting of a balance sheet as at the end of the period to which those financial statements relate and a statement of income for the periods to which those financial statements relate.

“Governmental Approval” means any authorization, consent, approval, licence, ruling, permit, concession, certification, exemption, filing, variance, order, judgment, decree, publication, notice declaration or evidence of authority issued or granted to, conferred upon or otherwise created for or in respect of the Company, the Business or the Assets by any Governmental Body or otherwise under Applicable Law;

“Governmental Body” means any national, state, regional, municipal or local governmental department, commission, board, bureau, agency, authority or instrumentality of Peru or any political subdivision thereof, and any Person legitimately exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels;

“GPS” Great Panther Silver Limited, a company existing under the laws of British Columbia, Canada;

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited by any Environmental Law;

“Indemnity Cap” has the meaning prescribed in clause 11(f) of this Agreement;

“Inventory” means all inventories related to the Business, including all work in progress, raw materials, manufacturing supplies, spare parts, packaging materials and all other materials and supplies used or consumed in the Business;

”Loss” or “Losses” means any loss, cost, damage, fine, penalty or expense (including reasonable fees and disbursements of legal counsel, consultants, expert witnesses and other professionals and including any costs incurred in investigating, defending or pursuing any legal proceedings related thereto);

“Liability” means obligations, liabilities, settlement payments, awards, judgments, fines, sanctions, penalties, damages, losses, all Taxes, including Taxes resulting from an assessment or reassessment, costs (including remediation costs) and expenses (including reasonable fees and disbursements of legal counsel, consultants, expert witnesses and other professionals and including any costs incurred in investigating, defending or pursuing any legal proceedings related thereto), in each case whether paid, incurred, accrued, contingent or otherwise;

“Material Adverse Effect” means any state of facts, change, occurrence, event, violation, inaccuracy, circumstance or effect occurring after the date of this Agreement and before Completion that either individually or in the aggregate are or could reasonably be expected to have a material adverse effect on the Company, the Business, operations, results of operations, prospects, properties, Assets or financial condition of the Company but for the avoidance of doubt does not include any such state of facts, change, occurrence, event, violation, inaccuracy, circumstance or effect:

(a)	arising from a disclosure in the SPA Disclosure Schedule;

(b)	arising from a matter that has been Fairly Disclosed in the Data Room); or

(c)	which was likely to have been reasonably foreseen by a reasonable person in the position of the Purchaser or GPS as reasonably likely to occur in the period referred to above;

“Mine Closure Agreement” means the Mine Closure Agreement to be entered into among the Company and Nyrstar on Completion in the form attached hereto as Schedule 11;

“Mine Closure Bond” means the mine closure guarantee letter for the Coricancha Mine Complex issued by BBVA Banco Continental in favour of the Ministerio de Energia y Minas of Peru in the amount of US$9,737,429;

“Mine Closure Bond Period” has the meaning set forth in the Mine Closure Agreement;

“Mineral Rights” means the mineral concessions, agreements or claims described in Schedule 3;

“Nyrstar Account” means the bank account held by Nyrstar Finance International AG as detailed in Schedule 1;

“Nyrstar Assets” means the legal rights, personnel and assets referred to in clause 4(c);

“Option Agreement” means the option agreement dated May 18, 2015 entered into between the Parties to this Agreement;

“Parties” means the Company, Nyrstar and the Purchaser, and “Party” means any one of them as the context requires;

“Pending Permits” means the material operational and environmental Permits listed on Schedule 5;

“Permits” means, in respect of the Assets, all prospecting, research, exploration, exploitation, operating, mining and environmental permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, in each case as issued by a Governmental Body;

“Permitted Encumbrances” means the paramount title of Peru as to the concessions comprising the Coricancha Mine Complex;

“Person” means an individual, a partnership, a body corporate, a Governmental Body, a trustee, any unincorporated organization, any indigenous or community entity or organization, and the heirs, executors, administrators or other legal representatives of an individual;

“Proposed Buyer” has the meaning set forth in clause 18(a) of this Agreement;

“Proposed Sale Notice” has the meaning set forth in clause 18(a) of this Agreement;

“Purchase Price” means the price for the Purchased Shares as detailed in clause 3(b);

“Purchased Shares” means all of the Shares of the Company outstanding immediately prior to Completion, including all rights related to such Shares, such as the right to receive dividends or profits;

“Purchaser” means Great Panther Silver Peru S.A.C., a company existing under the laws of Peru that is a wholly owned subsidiary of GPS;

“Purchaser Group” means GPS and the Purchaser and, following Completion, GPS, the Purchaser and the Company;

“Reclamation Payments” means the amounts paid by Nyrstar to the Purchaser under clause 6 of this Agreement, as a refund that reduces the Purchase Price in accordance with clause 3(d) of this Agreement, in an amount equal to the costs incurred by the Company in connection with the Cancha Tailings Reclamation and the Triana Tailings Reclamation;

“Related Body Corporate” means, in relation to a party to this Agreement, a corporation:

(a)	which is directly or indirectly controlled by such party; or

(b)	which directly or indirectly controls such party; or

(c)	which is, directly or indirectly, controlled by a corporation that also, directly or indirectly controls such party;

For the purpose of this definition, “control” of a corporation means the power to direct, administer and dictate policies of such corporation, it being understood and agreed that control of a corporation can be exercised without direct or indirect ownership of fifty percent (50%) or more of its voting shares, provided always that the ownership of the right to exercise fifty percent (50%) or more of the voting rights of a given corporation shall be deemed to be effective control hereunder;

“Reorganization Plan” means the plan to reorganize the equity of the Company and inter-corporate indebtedness of or payable to the Company to or payable by Nyrstar and its Related Bodies Corporate prior to Completion by completing the transactions set forth in the reorganization plan attached hereto as Schedule 7;

“Representatives” means the power of attorney representatives as detailed in Item No.11352175 of the Peruvian Public Register;

“Shares” means ordinary shares in the issued capital of the Company;

“SPA Disclosure Schedule” means the Disclosure Schedule of Nyrstar dated as of the date of this Agreement relating to the representations and warranties of Nyrstar set forth in this Agreement and delivered to the Purchaser and GPS concurrently with the execution of this Agreement;

“Tax Returns” means all reports, returns and other documents filed or required to be filed by a Person in respect of Taxes or in respect of or pursuant to any Peruvian taxing statute;

“Taxes” means all taxes, whether Peruvian or otherwise, including:

(d)

income, capital, real property, withholding, payroll, employer health, employer insurance, transfer, sales, use, excise, consumption, anti- dumping, countervailing and value added taxes, financial, assets, customs, mining taxes and all other taxes of any kind, whether disputed or not; and

(e)	assessments, mining royalties, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith,

“Third Party Sale” has the meaning set forth in clause 18 of this Agreement;

“Transaction Documents” mean all agreements, instruments, documents, public deeds and certificates entered into or delivered by the Parties pursuant to or relating to the transactions contemplated by this Agreement, including the Earn Out Agreement and the Mine Closure Agreement;

“Triana Tailings Abandonment Plan” means the tailings abandonment plan for the Old Tailings Facility, approved by Directorate Resolution No. 156-97-EM/DGM, as amended or replaced;

“Triana Tailings Reclamation” has the meaning set forth in clause 6(b);

“US$” means the lawful currency of the United States of America;

“VAT” means the value added tax of Peru;

“Warranties” means the representations and warranties set out in clause 14; and

“Warranty Claim” means any Claim by the Purchaser arising out of a breach of a Warranty.

2.	Conditions Precedent

(a)	Completion is subject to the satisfaction (or waiver in accordance with paragraph (c) of the conditions precedent in clauses 2(a)(i) to 2(a)(vi):

	(i)	Nyrstar has obtained the Cost Certificate (Certificado de Recuperación de Capital Invertido) from the Peruvian Tax Authority (SUNAT) certifying the applicable cost of the Purchased Shares;

	(ii)	the Company has no outstanding indebtedness owing to Nyrstar or Nyrstar’s Related Bodies Corporate, and Nyrstar and its Related Bodies Corporate have no outstanding indebtedness owing to the Company;

(iii)

all required authorizations and consents required of the Company or Nyrstar or its Related Bodies Corporate by any Governmental Body to complete the transactions contemplated by this agreement shall have been obtained;

(iv)	the Purchaser shall have delivered to Nyrstar the payments and deliveries required in clause 5(e);

(v)	all representations and warranties of the Purchaser made in this Agreement shall be true and correct in all material respects; and

(vi)	all terms, covenants and conditions in this Agreement to be complied with or performed by the Purchaser before Completion shall have been complied with or performed in all material respects.

(b)	Completion is subject to the satisfaction (or waiver in accordance with paragraph (c) of the conditions precedent in clauses 2(b)(i) to 2(b)(xvii):

(i)

Nyrstar has obtained a Cost Certificate (Certificado de Recuperación de Capital Invertido) from the Peruvian Tax Authority (SUNAT) certifying the applicable cost of the Purchased Shares, and has delivered a certified copy of such Cost Certificate to the Purchaser;

	(ii)	the Company has no outstanding indebtedness owing to Nyrstar or Nyrstar’s Related Bodies Corporate, and Nyrstar and its Related Bodies Corporate have no outstanding indebtedness owing to the Company;

	(iii)	the Company shall have delivered to the Purchaser the deliveries required in clauses 5(b)(i) through 5(b)(xv)5(b)(xv);

	(iv)	all required authorizations and consents required of the Purchaser by any Governmental Body to complete the transactions contemplated by this agreement shall have been obtained;

	(v)	the representations and warranties of Nyrstar and the Company shall be true and correct in all material respects (subject to disclosures in the SPA Disclosure Schedule);

	(vi)	all terms, covenants and conditions in this Agreement to be complied with or performed by Nyrstar or the Company before Completion shall have been complied with or performed in all material respects;

(vii)	the Company shall not have experienced a Material Adverse Effect;

(viii)	no order or ruling enjoining or prohibiting the sale of the Shares shall have been issued by any court or regulatory authority having jurisdiction prior to the Closing Date;

(ix)	Nyrstar shall release any existing Encumbrances over the Assets of the Company (including its mining concessions, real estate or any other assets) that are held by Nyrstar;

(x)	the Existing Shareholders shall have released and cancelled the share pledge granted in favour of Executive Park Funding LLC;

(xi)	all Existing Liens with respect to the 1.5% royalty in favour of Executive Park Funding LLC shall have been released and cancelled;

(xii)

the Company shall be in material compliance with all its obligations under Applicable Law, including tax and labour obligations (other than any non-compliance disclosed in the SPA Disclosure Schedule); and

(xiii)

with respect to those current employees of the Company listed by Nyrstar in the SPA Disclosure Schedule as employees that are not to continue with the Company following completion (the “Departing Employees”), Nyrstar will have entered into new employment agreements with those Departing Employees, or alternatively shall have caused the Company to terminate such Departing Employees and paid all severance or other termination obligations to such Departing Employees, and, in the case of Departing Employees who have executed new employment agreements with Nyrstar, shall have obtained a release executed by such Departing Employees in favour of the Company in a form satisfactory to the Purchaser;

(xiv)

the Company shall formalize in the form of Public Deeds the agreements with the Community of Tambo de Viso and the Community of San Mateo (Chinchan) on terms acceptable to the Purchaser, which agreements will allow the Company to resume its mining operations, and shall have made all payments and will be, at the time immediately before Completion, in compliance with all obligations in connection with all its community agreements, including those detailed in Schedule 3, up to the Closing Date;

(xv)

the Company and Nyrstar will have completed each of the transactions set forth in the Reorganization Plan, with the result that the representations and warranties of Nyrstar set forth in clause 14(aa) are true and correct and the Company will not have negative shareholder equity as at the Completion Date; and

(xvi)	each of the following mortgages shall have been discharged by the Company or Nyrstar and otherwise removed from the public record:

(A)

the mortgage in favour of Natexis Banques Populaires in relation to Block N° 1, District of San Mateo, Province of Huarochirí, Lima, Block N° 2, District of San Mateo, Province of Huarochirí, Lima and Rural Property – Mayoc, District of San Mateo, Province of Huarochirí; and

	(B)	the mortgage in favour of S.M.R.L. Wellington de Lima in relation to the Wellington concession (code 11000805X01); and

(xvii)

Nyrstar will have caused the Company to terminate and cancel the bond letter in the amount of US$3,677,494.00 in favour of the Ministry of Energy and Mines as a guarantee of compliance of the Mine Closure Plan of Pucarrajo.

(c)

The conditions precedent in clauses 2(a)(i) through 2(a)(vi) are for the exclusive benefit of Nyrstar and the Company, and may only be waived by notice in writing given by Nyrstar and the Company to the Purchaser. The conditions precedent in clauses 2(b)(i) through 2(b)(xvii) are for the exclusive benefit of Purchaser, and may only be waived by notice in writing given by the Purchaser to Nyrstar and the Company.

(d)	The Parties will adopt the following responsibilities in relation to the matters referred to in this clause 2:

(i)

each Party will co-operate with each other and use their respective commercially reasonable efforts to procure that the conditions precedent set out in this clause 2 are satisfied as soon as is reasonably practicable after the date of this Agreement;

	(ii)	except where required by law, each Party will ensure that it takes no action that would or would be likely to prevent or hinder the satisfaction of the foregoing conditions precedent;

(iii)

each Party will supply to the others copies of all material applications made and notices given and all information supplied to a Governmental Body for the purpose of enabling satisfying the conditions precedent; and

	(iv)	within one Business Day of having become aware that a condition precedent set out in this clause 2 has:

A.	been satisfied; or

B.	become incapable of being satisfied; or

C.	been waived in accordance with paragraph (c)5(c)(b)(xvi),

the Party so becoming aware will notify the other Parties in writing of the same. For the avoidance of doubt, only a party which waives a condition in accordance with paragraph (c) needs to give notice to the other parties under this paragraph (iv).

3.	Sale and Purchase

(a)	Nyrstar agrees to sell all of the Purchased Shares at Completion and the Purchaser agrees to buy the all of the Purchased Shares and each right attaching to them at Completion.

(b)	The purchase price of the Purchased Shares (“Purchase Price”) is an amount equal to (and otherwise comprises) the sum of:

	(i)	US$100,000;

	(ii)	the Earn-Out Consideration; and

	(iii)	an amount equal to the cash remaining in the Company that results from and is attributable to the completion of the Reorganization Plan (the “Coricancha Cash Balance”),

which amounts will be paid net of any withholding tax that may be deducted and withheld under clause 3(c) below.

(c)

In case any income tax payment is applicable according to the Cost Certificate obtained by Nyrstar, the Purchaser must deduct and withhold such Taxes from the payments detailed above on account of the Purchase Price, including payments on account of the Coricancha Cash Balance, the Earn-Out Consideration under the Earn-Out Agreement, and pay such Taxes directly to SUNAT, provided that:

	(i)	the amounts deducted and withheld will not exceed the amount of the Purchase Price then payable; and

(ii)

the capital gain subject to tax (and therefore withholding) is the difference, from time to time, between the Purchase Price (or its fair market value for Peruvian tax purposes and with consideration as to the impacts of (i) any amounts paid on account of the Earn- Out Consideration, and (ii) any deemed reduction on account of the Reclamation Payments at the time of evaluation) and the value of the Cost Certificate referred to in clause 2(a)(i) and 2(b)(i).

(d)	Any Reclamation Payments paid by Nyrstar to the Purchaser will constitute a refund that reduces the Purchase Price.

(e)	Notwithstanding any provision of this Agreement, the Purchase Price will not be less than $0.

(f)	The Parties acknowledge that the payment of the Coricancha Cash Balance will be completed as follows:

	(i)	on Completion, the Company will wire an amount equal to the Coricancha Cash Balance to the Purchaser; and

	(ii)	the Purchaser will pay such funds to Nyrstar in accordance with clause 5(e), net of any withholding taxes required to be deducted and paid under clause 3(c).

4.	Period Before Completion

(a)

Until Completion, unless the Purchaser otherwise agrees in writing or unless permitted or required by another provision of this Agreement (including to satisfy a condition) or as required by law, the Company will and Nyrstar will cause to the Company to:

(i)

carry on the Business in a prudent, business-like and efficient manner and maintain the Assets in the normal course and consistent with past practice, including using reasonable efforts to preserve the goodwill of the Business and maintain the Assets in good standing (to the extent applicable) and ensuring there is no cause that may trigger the termination of the Mineral Rights or Permits;

(ii)

take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the completion of the transactions and transfer of the Purchased Shares to the Purchaser;

(iii)

provide the Purchaser with copies of any and all material notices, documents and correspondence received or sent by it or to any Governmental Body in respect of the Business or the Assets, or the arrangements contemplated hereby;

	(iv)	advise the Purchaser in writing of any material change of which it has knowledge in the condition (financial or otherwise) of the Company or the Assets or Business;

	(v)	cooperate in obtaining all necessary and desirable consents and regulatory approvals in connection with the transactions contemplated herein;

(vi)

request that the Company’s employees take all vacation time to the extent that they are entitled to do so under their employment arrangements prior to Completion, provided that the Company need not make such request if it would interfere with the Company’s operations during the period between execution of this Agreement and Completion and provided that the Company will not be required to make any request where it has a reasonable belief that such request would be contrary to Applicable Law or any employment agreement in effect with an employee;

(vii)	accurately record and maintain the Company’s Books and Records in accordance with all applicable legal requirements.

(b)

Until Completion, unless the Purchaser otherwise agrees in writing or unless permitted or required by another provision of this Agreement (including to satisfy a condition) or as required by law, the Company will not and Nyrstar will not permit the Company to:

	(i)	increase, reduce or otherwise alter its share capital or grant any options for the issue of Shares or other securities;

	(ii)	alter the provisions of its constating documents;

	(iii)	declare, pay, make or authorize the payment of dividends in cash, in specie or in kind, or any reduction in paid-up capital of the Company;

	(iv)	buy back its Shares;

(v)

take any action, or refrain from taking any action, or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transaction contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Nyrstar or the Company in this Agreement untrue or inaccurate in any material respect at any time prior to the time of Completion if then made;

	(vi)	make a distribution or revaluation of, create, grant or allow an Encumbrance over or affecting, the Assets (other than the Permitted Encumbrances);

	(vii)	transfer, sell, consume or otherwise dispose of the Assets;

	(viii)	enter into, modify, amend or terminate any contract in relation to the Business or the Assets, except for an arm’s length contract in the ordinary course of business and which is not material;

	(ix)	create or grant any loan or grant of credit;

	(x)	settle any account receivable of a material nature at less than its face value net of any reserve for that account;

(xi)	other than in the ordinary course of business, make any expenditure or incur any liabilities or commitments greater than US$10,000;

(xii)	appoint or permit the appointment of a liquidator, receiver, trustee in bankruptcy, or similar official for the Company;

(xiii)	enter into any abnormal or unusual transaction which relates to or adversely affects its Business or the Assets;

(xiv)	conduct or propose a settlement of any litigation;

(xv)	change the Company’s management or board of directors; or

(xvi)	increase the compensation of employees of the Company, or any increase in any compensation or bonus payable to any officer, employee, consultant or agent thereof.

(c)

Prior to, and then between the date of this Agreement and Completion, the Company will start transferring to Related Bodies Corporate of Nyrstar certain legal rights, personnel and assets as further detailed in Schedule 6. To the extent that if any of these are not transferred at Completion, the Purchaser shall assist the Company to complete such transfers at Nyrstar’s cost.

(d)	Until Completion, unless Nyrstar otherwise agrees in writing, the Purchaser will:

(i)

take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the completion of the transactions and transfer of the Purchased Shares to the Purchaser;

	(ii)	cooperate in obtaining all necessary and desirable consents and regulatory approvals in connection with the transactions contemplated herein; and

(iii)

not take any action, or refrain from taking any action, or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transaction contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect at any time prior to the time of Completion if then made.

5.	Completion and Post-Completion

(a)

Completion will occur at Nyrstar’s offices in Zurich at 3.00 pm on the date which is one Business day after the conditions precedent in clauses 2(a) and 2(b) are satisfied or waived in accordance with clause 2(c), or on such other date or at such other time or at such other location as the parties agree in writing.

(b)	At Completion Nyrstar will deliver to the Purchaser:

	(i)	the Mine Closure Agreement executed by each of Nyrstar and Nyrstar International;

	(ii)	the Earn Out Agreement executed by each of Nyrstar and Nyrstar International;

	(iii)	the general shareholders’ meetings book, board of directors meetings book, share ledger book, share certificates and any other corporate book of the Company;

	(iv)	a letter addressed to the Company in which Nyrstar informs of the transfer of the Purchased Shares to the Purchaser;

(v)

evidence of the cancellation of the previous share certificates and the issuance of the new share certificates for the acquisition of the Purchased Shares issued in favour of the Purchaser, as well as evidence of the registration of the acquisition of the Purchased Shares by the Purchaser in the share ledger book the Company;

	(vi)	all consents required for the transfer of the Purchased Shares required due to any Encumbrances;

(vii)

certificate of incorporation or registration, asset register, all other registers, management accounts, budgets and all books of accounts, ledgers, records, cheque books, documents and other business papers of any kind of the Company, including all official records and original documents relating to the mining concessions, permits, contracts and any other authorization, in each case to the extent held by the Company;

	(viii)	a resolution of the shareholders of the Company removing, with effect from Completion, each director of the Company;

	(ix)	a list of all bank accounts maintained by the Company;

(x)

duly completed bank authorities authorised by the board of directors of the Company directed to the Company's bankers authorising the operation of each of its bank accounts by Persons nominated in writing for that purpose by the Purchaser;

(xi)

an acknowledgement from Nyrstar that all amounts owed to Nyrstar by the Company have been satisfied or discharged, including but not limited to amounts owed under loans advanced to the Company by Nyrstar;

(xii)	an acknowledgement from Nyrstar that all amounts owed by the Company to any third parties under a bank facility or other arrangement providing financial accommodation have been repaid or discharged;

(xiii)

certificates of an officer or director of each of Nyrstar International, Nyrstar Netherlands and the Company dated as of the Closing Date, in form and substance satisfactory to the Purchaser acting reasonably, stating that all of the representations and warranties made by Nyrstar or the Company in this Agreement are true and correct in all material respects as of the Closing Date (subject to disclosures in the SPA Disclosure Schedule), and that the Company and Nyrstar has complied with all terms, covenants and conditions of this Agreement to be complied with as of the Closing Date, and that the Company has not suffered a Material Adverse Effect prior to Completion;

(xiv)	the Books and Records of the Company; and

(xv)	a guarantee in the form set out in

(xvi)	Schedule 9, duly executed by Nyrstar NV.

(c)

In the case of the items referred to in clauses 5(b)(iii), 5(b)(vii) and 5(b)(xiv), delivery may be made by leaving those items in a safe and appropriate place at the General Manager’s office at the Coricancha Mine Complex or at such other place as the parties may agree.

(d)	At or before Completion Nyrstar will cause a meeting of the Shareholders Assembly of the Company to be held, at which:

	(i)	the Shareholders of the Company resolve, subject to Completion occurring, to:

		A.	amend the Company’s registered name to Great Panther Coricancha S.A. or such other name as the Purchaser may instruct the Company in writing before the date of the Shareholders Assembly; and

B.

remove current directors of the Company (as contemplated by clause 5(b)(viii)) and appoint the Persons nominated in writing for that purpose by the Purchaser and having consented in writing to such appointment as directors of the Company; and

(ii)

existing Representatives of the Company are revoked and the Persons nominated in writing for that purpose by the Purchaser and having consented in writing to such appointment will be appointed as Representatives, in each case subject to Completion occurring.

(e)	At Completion the Purchaser will:

(i)

pay the Completion Price by electronic funds transfer to the Nyrstar Account or such other bank account as Nyrstar notifies to the Purchaser in writing before the Closing Date by electronic funds transfer to the Nyrstar Account or such other bank account as Nyrstar notifies to the Purchaser in writing before the Closing Date:

	(ii)	deliver the Mine Closure Agreement executed by the Company;

	(iii)	deliver the Earn Out Agreement executed by each of the Company, the Purchaser and GPS;

(iv)

perform all other obligations required to be performed by it on Completion under this Agreement (including all obligations required to be performed by the Purchaser to satisfy the conditions precedent set out in clause 2); and

(v)

deliver to Nyrstar a certificate of an officer or director of the Purchaser dated as of the Closing Date, in form and substance satisfactory to Nyrstar and the Company acting reasonably, stating that all of the representations and warranties made by the Purchaser in this Agreement are true and correct in all material respects as of the Closing Date, and that the Purchaser has complied with all terms, covenants and conditions of this Agreement to be complied with as of the Closing Date.

(f)

The obligations of the parties under clauses 5(b), 5(d) and 5(e) are interdependent and must be performed, as nearly as possible, simultaneously. If any obligation specified in clauses 5(b), 5(d) and 5(e) is not performed on or before Completion then, without limiting any other rights of the parties, Completion is taken not to have occurred and any document delivered, or payment made, under clauses 5(b), 5(d) or 5(e) must be returned to the party that delivered it or paid it.

(g)	On Completion, registered and beneficial ownership in the Purchased Shares will pass to the Purchaser.

(h)	Following Completion:

(i)

Nyrstar shall be responsible for, and will prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date. Nyrstar will permit the Purchaser to review and comment on each such Tax Return (to the extent not filed as of Completion) described in the preceding sentence prior to filing. Notwithstanding any other provision of this Agreement except paragraph (vi), Nyrstar will pay the cost of all such filings and will pay any Taxes, penalties and interest arising from such filing or arising from any failure to file or that are otherwise a Liability relating to Taxes with respect to a period ending on or prior to the Closing Date. The Purchaser must provide to Nyrstar all information and assistance reasonably required by Nyrstar (including reasonable access to employees and records of the Company) in connection with the preparation of such Tax Returns;

(ii)

without limiting the Purchaser’s obligations under clause 3(c), each party shall be responsible for the payment of the Taxes for which it is liable as taxpayer (contribuyente) under Applicable Law as a consequence of the execution and performance of this Agreement, except to the extent this Agreement provides otherwise;

(iii)

if the Company or the Purchaser, at any time after Completion, is required by any Governmental Body to pay any Taxes owing by Nyrstar in respect of Nyrstar’s sale of the Purchased Shares to the Purchaser, including amounts payable to Nyrstar under a Transaction Document, in all cases beyond those Taxes for which the Purchaser has already withheld taxes under clause 3(c) then the Company shall have the right to pay the Taxes on Nyrstar’s behalf and Nyrstar shall reimburse the Company for such payment;

(iv)

the Purchaser will be responsible for and will prepare or cause to be prepared and file or caused to be filed all Tax Returns for the Company for all periods ending after the Closing Date. In relation to all Tax Returns relating to the period in which Completion occurs, the Purchaser will permit Nyrstar to review and comment on each such Tax Return. Notwithstanding any other provision of this Agreement, the Purchaser will pay the cost of all such filings and will pay any taxes, penalties and interest arising from such filing or arising from any failure to file or that are otherwise a Liability relating to Taxes with respect to a period ending after the Closing Date. Nyrstar must provide to the Purchaser all information in its possession and assistance reasonably required by the Purchaser (including reasonable access to employees and records of the Company) in connection with the preparation of such Tax Returns for a period of two years after Completion;

(v)

each party will cooperate reasonably with each other party in connection with the filing of Tax Returns pursuant to clause 5(h)(i) and 5(h)(iv) and any audit, litigation or other proceeding with respect to Taxes relating to the period before Completion. Such cooperation will include the retention and (upon a party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each party will: (i) to the extent not provided to another party under this Agreement, retain all Books and Records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by another party, any extensions thereof) of the respective taxable periods (without limiting a party’s obligations to deliver Books and Records under this Agreement), and will provide another party with copies of those Books and Records upon request by that other party, and will abide by all record retention agreements entered into with any Governmental Body; (ii) give each other party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if another party so requests, it will allow the other party to take possession of such Books and Records;

(vi)

the Company will not, without first reasonably consulting with Nyrstar and otherwise without Nyrstar’s prior written consent, re- file or amend any Tax Returns for the Company for any periods ending on or prior to the Closing Date, provided that Nyrstar may not unreasonably withhold its consent if the Company reasonably believes such a Tax Return needs to be re-filed or amended because of an error which occurred in a filing before Completion. Nyrstar will only be responsible for the costs of any re-filing or amendment or any Taxes, penalties and interest arising from such re-filing or amendment, if the re-filing or amendment is necessary to correct an error in the original filing. The Purchaser will ensure that the Company complies with this paragraph (b)(vi); and

(vii)

without limiting the obligations of Nyrstar in paragraph (i), Nyrstar will pay to the Company and indemnify and save the Company harmless from any Taxes assessed against or payable by the Company that relate to the Reorganization Plan, whether or not such Taxes relate to a period ending prior to or after the Completion; and

(viii)

Nyrstar will pay to and indemnify and save harmless the Purchaser from any Taxes assessed against or payable by the Purchaser that relate to the Reorganization Plan, whether or not such Taxes relate to a period ending prior to or after the Completion, provided that the Purchaser agrees that the indemnification will not apply to any Taxes attributable to:

(A)

any actions taken by the Purchaser that are outside the scope of the Reorganization Plan, and otherwise not a necessary consequence of completion of the Reorganization Plan, that gives rise to Taxes assessed against or payable by the Purchaser; or

(B)

any repatriation of funds from the Company to the Purchaser or to any Related Body Corporate of the Purchaser that is completed subsequent to the Completion of and that is not part of the Reorganization Plan.

6.	Tailings movement

(a)

Nyrstar and the Purchaser acknowledge that, after Completion, the Purchaser will cause the Company to reclaim (or continue to reclaim) Cancha 1 and Cancha 2 (being part of the Coricancha Mine Complex) in accordance with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company (subject to the consent of Nyrstar, which cannot be unreasonably withheld) and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation (the “Cancha Tailings Reclamation”).

(b)

Nyrstar and the Purchaser acknowledge that the Purchaser will cause the Company to reclaim (or continue to reclaim) Triana (being part of the Coricancha Mine Complex) in accordance with the Triana Tailings Abandonment Plan, as it may be amended or replaced from time to time by the Company (subject to the consent of Nyrstar, which cannot be unreasonably withheld) and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to its reclamation (the “Triana Tailings Reclamation”).

(c)

Nyrstar will pay to the Purchaser, in the manner specified in this clause 6, the amounts equal to the costs incurred by the Company to undertake the Cancha Tailings Reclamation and the Triana Tailings Reclamation (the “Reclamation Payments”), all of which payments will constitute a refund that reduces the Purchase Price, subject to the following:

	(i)	the Purchaser must cause the Company to take reasonable steps to minimise the cost of the Cancha Tailings Reclamation and the Triana Tailings Reclamation, provided that Nyrstar acknowledges that:

(A)

the Company will be entitled to follow accepted engineering practices in determining the manner in which the work required to complete the Cancha Tailings Reclamation and the Triana Tailings Reclamation is carried out;

(B)

the costs of completion of the Cancha Tailings Reclamation and the Triana Tailings Reclamation will include all costs to perform and complete all actions and measures reasonably required to be undertaken in order to complete the reclamations in accordance with the Coricancha Mine Closure Plan (with respect to Cancha 1 and Cancha 2) and the Triana Tailings Abandonment Plan (with respect to Triana);

(ii)

Nyrstar will be obliged to pay to the Purchaser amounts on account of such costs only to the extent works undertaken by the Company are in accordance with the Coricancha Mine Closure Plan (in the case of the Cancha Tailings Reclamation) or the Triana Tailings Abandonment Plan (in the case of the Triana Tailings Reclamation), as such plans may be amended from time-to-time by the Company (subject to the consent of Nyrstar, which cannot be unreasonably withheld) and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation;

(iii)

Nyrstar’s maximum liability to pay Reclamation Payments to the Purchaser in connection with such costs to complete the Cancha Tailings Reclamation and the Triana Tailings Reclamation is US$20 million, and all costs in excess of such amount will be the responsibility of the Purchaser;

(iv)

Nyrstar will not be liable to pay Reclamation Payments on account of costs incurred by the Company in connection with the Cancha Tailings Reclamation or the Triana Tailings Reclamation (as applicable) subsequent to the time that a Governmental Body with appropriate jurisdiction gives notice to a Purchaser Group member confirming that it is satisfied that relevant works have been completed in accordance with the Coricancha Mine Closure Plan or the Triana Tailings Abandonment Plan respectively; or

(v)	for the avoidance of doubt, Nyrstar will not be liable to pay to the Purchaser any Reclamation Payments on account of costs incurred by the Company to the extent such costs are connected with:

A.	liability for injury, death or property damage suffered or incurred in connection with the Cancha Tailings Reclamation and the Triana Tailings Reclamation;

B.	regulatory fines or sanctions incurred by the Company in connection with works connected with the Cancha Tailings Reclamation and the Triana Tailings Reclamation;

C.	the Company’s overhead costs;

D.	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of an act or omission after Completion of the Company or the Purchaser or a Related Body Corporate; or

E.

costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of not undertaking works in accordance with the Coricancha Mine Closure Plan (in the case of the Cancha Tailings Reclamation) or the Triana Tailings Abandonment Plan (in the case of the Triana Tailings Reclamation), as such plans may be amended from time-to- time by the Company (subject to the consent of Nyrstar, which cannot be unreasonably withheld) and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation.

(d)

If a notice of the sort referred to in clause 6(c)(iv) has not been given to a Purchaser Group member and Nyrstar otherwise reasonably believes relevant works have been completed, Nyrstar may notify the Purchaser of such belief and the Purchaser must promptly cause the Company to seek that confirmation (or otherwise) from the relevant Governmental Body. If the Governmental Body responds that it does not provide confirmations of that sort, Nyrstar may seek the appointment of an independent professional engineer who will, at Nyrstar’s cost, assess the relevant works and make a decision whether such works have been completed. If the independent professional engineer issues a written report confirming that, in the opinion of the professional engineer, such works have been completed in accordance with the relevant plan then in effect under this Agreement, then the following will apply:

(i)	Nyrstar will deliver a copy of the written report to the Purchaser;

(ii)	the Purchaser will have a period of 20 Business Days from the receipt of the written report of the independent engineer engaged by Nyrstar to evaluate the determination of the independent engineer;

(iii)

if the Purchaser does not accept the determination of the independent engineer engaged by Nyrstar, the Purchaser will deliver to Nyrstar a written report of a professional engineer independent of both the Company and the Purchaser confirming whether, in the opinion of that engineer, the work has been completed in accordance with the relevant plan then in effect under this Agreement (and the Company and the Purchaser may only engage one such engineer for this purpose);

(iv)

if the Purchaser delivers the written report of an independent professional engineering opining that the work has not been completed in accordance with the relevant plan then in effect under this Agreement, the Purchaser and Nyrstar will engage in good faith discussions to resolve outstanding issues as to whether any work remains to be completed under the relevant plan then in effect under this Agreement; and

(v)

if the Purchaser accepts the determination of the independent engineer engaged by Nyrstar or do not deliver a written report of an independent professional engineer opinion that the work has not been completed in accordance with the relevant plan then in effect under this Agreement within the required 20 Business Days, the conclusion in the written report of the independent engineer engaged by Nyrstar will be binding and Nyrstar will not be liable to pay any further Reclamation Payments for the Cancha Tailings Reclamation or the Triana Tailings Reclamation (as applicable).

(e)

No later than 20 Business Days before the start of the first quarter of the calendar year which follows Completion (and, if Completion occurs within 40 Business Days of the beginning of such a quarter, within 20 Business Days after Completion), the Purchaser must notify Nyrstar of the estimated actual costs to the Company of undertaking the Cancha Tailings Reclamation and the Triana Tailings Reclamation in each quarter of the upcoming calendar year (and with respect to the initial calendar year in which Completion occurs, the first notice will include (i) estimated actual costs with respect to the period from the date of such notice to the end of the initial quarter, and each of the remaining quarters in the initial calendar year, and (ii) to the extent that any costs have been incurred between the date of Completion and the date of such notice, the amount of the costs actually incurred (or the Purchaser’s estimate of such costs) between Completion and the date of the notice) and reasonable evidence supporting that estimate, including details of the reclamation which is planned to be undertaken in the upcoming quarter (and in respect of the initial quarter in which Completion occurs, the details of the reclamation to be undertaken from the date of the notice to the start of the following quarter). Nyrstar must promptly review each notice, and if it has reasonable concerns with the estimated costs, Nyrstar and the Purchaser will have good faith discussions as soon as possible in an effort to agree a revised estimate. Within 10 Business Days after receipt of the Purchaser’s notice, and then no later than 10 Business Days before the start of each subsequent quarter, Nyrstar will pay to the Purchaser an amount equal to the Company’s estimate for the upcoming quarter (and in respect of the Purchaser’s initial notice, the aggregate of (i) the estimate for the period from the date of the notice to the end of the initial quarter, and (ii) the costs actually incurred (or the Purchaser’s estimate of such costs) between Completion and the date of the Purchaser’s notice), or such other amount as Nyrstar and the Purchaser may agree following good faith discussions, provided that if there is no agreement after good faith discussions, Nyrstar will pay the amount of the amount it believes is reasonable based on the good faith discussions held between Nyrstar and the Purchaser. The amount of expense funded by Nyrstar will be subject to the further adjustment contemplated by paragraph (g). Thereafter the Purchaser will ensure that the Company has sufficient cash available to pay relevant costs of the Cancha Tailings Reclamation and the Triana Tailings Reclamation (or reimburse itself) during the upcoming quarter. In the event that the Purchaser is delayed for any reason in providing its required notice of the estimated actual reclamation costs in respect of a quarter such that this notice is not provided within the prescribed time period, then the time for Nyrstar to pay to the Purchaser the amount equal to estimate of the reclamation work for the upcoming quarter (subject to the further adjustment contemplated by paragraph (g)) will be extended to the date that is 10 Business Days from the date of receipt of notice from the Purchaser. In the event that Nyrstar has not provided funding for the amount of the estimate of the reclamation work in respect of a quarter, as determined and provided for herein, the Purchaser will have the right to cause the Company not to proceed with such reclamation work until such time as payment is received.

(f)	Within 20 Business Days after each quarter (or other period starting on Completion), the Purchaser must give Nyrstar a notice setting out:

(i)

the actual costs which the Company paid in the preceding quarter or period in connection with the Coricancha Mine Closure Plan and Triana Tailings Abandonment Plan which exceeded the relevant estimate; together with

(ii)	the amount which Nyrstar paid to the Purchaser in the preceding quarter or period which was not required to be paid because actual costs were less than the relevant estimate;

(iii)

details of the reclamation which has occurred in the preceding quarter (or, in the case of the first notice, the reclamation between Completion and the start of the following quarter), including the report of a professional engineer (who will not be required to be independent of the Company or the Purchaser and who may be an employee of the Company or the Purchaser) confirming that the work completed by the Company during the preceding quarter (or relevant period) was completed in accordance with the Coricancha Mine Closure Plan and Triana Tailings Abandonment Plan (as applicable), and the cost of reclamation per tonne (if applicable); and

(iv)

details of the reclamation work that remains to be completed by the Company under the Coricancha Mine Closure Plan and Triana Tailings Abandonment Plan including current schedules and cost estimates for completion of those works.

(g)	If:

(i)

a notice under paragraph (f) sets out costs of the sort referred to in paragraph (f)(i), the next amount paid by Nyrstar under paragraph (e) will be increased to the extent actual costs in the preceding quarter or period exceeded the relevant estimate for that quarter or period; and

(ii)

a notice under paragraph (f) sets out an amount of the sort referred to in paragraph (f)(ii), the next amount paid by Nyrstar under paragraph (e) will be reduced by the amount by which actual costs in the preceding quarter or period were less than the relevant estimate for that quarter or period.

(h)

Nyrstar may from time to time and on reasonable notice send a representative of Nyrstar (including a contractor), and which person need not be independent of Nyrstar, to visit the Coricancha Mine Complex to review and assess and report on the status of the Coricancha Mine Closure Plan and Triana Tailings Abandonment Plan and the corresponding works. The Purchaser will cause the Company to provide reasonable access to the Coricancha Mine Complex to such representative, as well as access to relevant information and persons who are involved in the relevant works, subject to execution of an appropriate non-disclosure agreement.

7.	Indemnities from the parties

(a)

Subject to other terms of this Agreement (including the provisions of clause 11), Nyrstar will indemnify and save the Purchaser harmless from and against all Liabilities and Losses suffered or incurred by the Purchaser or the Company after Completion as a result of or arising directly or indirectly from, out of, with respect to or in connection with any of the following:

(i)	any warranties or representations made on the part of Nyrstar in this Agreement being untrue;

(ii)

a breach or non-fulfillment of any agreement, term or covenant on the part of Nyrstar made or to be observed or performed under this Agreement, the Mine Closure Agreement, the Earn-Out Agreement or any other agreement or document delivered pursuant hereto;

(iii)

fines and sanctions issued or amounts paid by the Company under any administrative, judicial or arbitration proceedings or regulatory actions relating to the Company or the Coricancha Mine Complex, including those set out in the SPA Disclosure Schedule, that have been commenced, or that relate to facts, circumstances or events that arose, before Completion, but excluding:

A.	Liabilities and Losses to the extent caused or contributed to (but only to the extent contributed to) by the Purchaser or GPS since the date of the Option Agreement;

B.

Liabilities and Losses that are caused by or are as a result of or connected with Nyrstar or the Company (or their respective representatives and contractors) undertaking a Work Program (as defined in the Option Agreement) in compliance with the terms of the Work Program or otherwise in accordance with the instruction of GPS, the Purchaser or their respective representatives, but not to the extent caused by or as a result of the wilful misconduct or negligence of Nyrstar or the Company or their representatives; and

C.

Liabilities and Losses to the extent an act or omission of the Company, the Purchaser or a Related Body Corporate in connection with such fines or sanctions issued or amounts paid by the Company under any administrative, judicial or arbitration proceeding or regulatory actions cause the Liabilities or Losses to be greater than they would be in the absence of such act or omission;

(iv)

legal costs incurred by the Company or the Purchaser in connection with the fines or sanctions issued or amounts paid by the Company under any administrative, judicial or arbitration proceedings or regulatory actions referred to in paragraph (iii), but only to the extent the Company and the Purchaser comply with clauses 8, 9 and 10, and then to the extent contemplated by those clauses.

(b)	Nyrstar’s maximum liability under clause 7(a)(iii):

(i)

is limited to US$4 million in the case of fines or sanctions issued or amounts paid by the Company under any administrative, judicial or arbitration proceedings or regulatory actions which are not under appeal as at the time immediately before Completion; and

(ii)

is not limited in the case of fines or sanctions issued or amounts paid by the Company under any administrative, judicial or arbitration proceedings or regulatory actions which are under appeal as at the time immediately before Completion.

(c)

Subject to this Agreement, the Purchaser will indemnify and save Nyrstar harmless from and against all Losses suffered or incurred by Nyrstar after Completion as a result of or arising directly or indirectly from, out of, with respect to or in connection with any of the following:

	(i)	any warranties or representations made on the part of the Purchaser in this Agreement being untrue;

(ii)

a breach or non-fulfillment of any agreement, term or covenant on the part of the Purchaser or, after Completion, the Company, made or to be observed or performed under this Agreement, the Mine Closure Agreement, the Earn-Out Agreement or any other agreement or document delivered pursuant hereto;

	(iii)	Losses of the sort contemplated by clause 7(a)(iii) to the extent:

A.	such Losses were caused or contributed to (but only to the extent contributed to) by the Purchaser or GPS since the date of the Option Agreement; and

B.

such Losses that are caused by or are as a result of or connected with Nyrstar or the Company (or their respective representatives and contractors) undertaking a Work Program (as defined in the Option Agreement) in compliance with the terms of the Work Program or otherwise in accordance with the instruction of GPS, the Purchaser or their respective representatives, but not to the extent caused by or as a result of the wilful misconduct or negligence of Nyrstar or the Company or their representatives;

(iv)	any Environmental Liabilities to the extent:

	A.	caused or contributed to (but only to the extent contributed to) by the Purchaser since the date of the Option Agreement; and

	B.	arising from events and activities that occurred after Completion.

(d)	Subject to other terms of this Agreement (including the provisions of clause 11):

	(i)	Nyrstar will indemnify and save the Purchaser harmless from and against all Liabilities and Losses suffered or incurred by the Purchaser before Completion; and

	(ii)	the Purchaser will indemnify and save Nyrstar harmless from and against all Losses suffered or incurred by Nyrstar before Completion,

in each case as a result of or arising directly or indirectly from, out of, with respect to or in connection with the indemnifying party’s failure to complete the sale or purchase of the Purchased Shares (as applicable) as a result of such indemnifying party’s failure to comply with its obligations under clauses 5(b) to 5(e) (as applicable).

8.	Notice of Claims

(a)

If a Party (“Indemnified Party”) becomes aware of any claim, suit, demand, proceeding or other matter under or in connection with this Agreement or a Transaction Document (“Claim”) against another Party (the “Indemnifying Party”), including pursuant to an indemnity, the Indemnified Party will as soon as reasonably practicable (and in any event, within 20 Business Days of becoming of a Claim) give written notice thereof to the Indemnifying Party (a “Notice of Claim”). Such Notice of Claim will specify whether the Claim arises as a result of a claim by a Person who is not a party against an Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and will also specify with reasonable particularity (to the extent that the information is available):

	(i)	the factual basis for the Claim; and

	(ii)	the amount of the Claim, if known.

(b)

The Indemnified Party will not be liable in respect of a Claim unless the Indemnifying party gives a Notice of Claim in accordance with paragraph (a), and thereafter the Indemnified Party gives the Indemnifying Party access to all records relating to the Claim that is the subject of that notice and allows the Indemnifying Party a period of 30 Business Days to investigate the facts, matters or circumstances that may give rise to the Claim.

(c)	The parties acknowledge that Governmental Bodies responsible for Tax matters typically request a response to an inquiry or other claim or notice within 5 days. Without limiting paragraph (b), if:

(i)

a Purchaser Group member receives such an inquiry, claim or notice and it will or may lead to a Claim against Nyrstar, the relevant member will use commercially reasonable efforts to provide notice (which will not constitute a Notice of Claim) to Nyrstar of such inquiry, claim or notice within 2 Business Days of receipt by that member of notice from any Governmental Body relating to Taxes, and shall promptly seek an extension of time to respond to the relevant inquiry, claim or notice and notify Nyrstar of any extension which is granted. Nothing in this provision affects a Purchaser Group member’s obligation to give the Notice of Claim as soon as reasonably practicable; and

(ii)

Nyrstar receives such an inquiry, claim or notice and it will or may lead to a Claim against the Purchaser or GPS, Nyrstar will use commercially reasonable efforts to provide notice (which will not constitute a Notice of Claim) to the Purchaser of such inquiry, claim or notice within 2 Business Days of receipt by Nyrstar of notice from any Governmental Body relating to Taxes, and shall promptly seek an extension of time to respond to the relevant inquiry, claim or notice and notify the Purchaser of any extension which is granted. Nothing in this provision affects Nyrstar's obligation to give the Notice of Claim as soon as reasonably practicable.

(d)

The obligations of an Indemnifying Party hereunder is conditional upon the Indemnified Party providing a Notice of Claim to the Indemnifying Party in accordance with clause 8(a), except in the case of any Claims based upon or relating to in any manner whatsoever to intentional misrepresentation or fraud by the Indemnifying Party or any officer, director, employee, representative or Related Body Corporate of the Indemnifying Party, as the case may be, which Claims may be made at any time from and after the Closing Date.

(e)

Subject to paragraph (g), in the event of a Claim against Nyrstar by the Purchaser and/or GPS under this Agreement that has not been satisfied or settled, the Purchaser will be entitled to withhold payment out of amounts payable under the Earn-Out Agreement to Nyrstar on account of the Earn- Out Consideration up to the amount of the Claim and such withheld amounts will be dealt with as follows:

(i)

in the event that it is determined under this Agreement that Nyrstar is obligated to make payment to the Purchaser or GPS in respect of the Claim, the Purchaser will be entitled to retain the amount of such withheld payment to the extent of the amount payable in respect of the Claim, which will be treated as having been paid in full to Nyrstar under the Earn-Out Agreement, and the amount owing by Nyrstar in respect of the Claim will be reduced by the amount of such withholding; and

(ii)

in the event that it is determined under this Agreement, that Nyrstar is not obligated to make any payment to the Purchaser or GPS in respect of the Claim (including if the Purchaser or GPS does not proceed with relevant Claim), then the Purchaser will make payment of the amount of the Earn-Out Consideration withheld to Nyrstar forthwith; and

(iii)

in the event that paragraph (ii) is applicable, the Purchaser will pay to Nyrstar, at the same time it makes the payment referred to in paragraph (ii), interest at a rate of 10% per annum, compounding annually, on the relevant amount, calculated from the date the payment was otherwise due until the date payment is actually made.

(f)

Without limiting clause 8(e)(iii), if a Party does not pay to another Party, on the relevant date for payment, an amount actually due in connection with a Claim, the first-mentioned Party will pay to the other Party (in addition to the amount due) interest at a rate of 10% per annum, compounding annually, on the relevant amount, calculated from the date the payment was otherwise due until the date payment is actually made.

(g)

The Purchaser or GPS (as applicable) may only withhold an amount pursuant to paragraph (e) if it has a legitimate and reasonable belief, after consultation with legal counsel, that its prospects of recovering an amount under the Claim are greater than 50%, and then only to the extent of the amount which it legitimately and reasonably believes it will recover.

9.	Defence of Third Party Claims

(a)

With respect to any Third Party Claim, the Indemnifying Party will have the right, at its expense and at any time, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim by giving notice of its exercise of that right to the Indemnified Party. The Indemnified Party must not make any admission of liability, agreement, compromise or settlement in relation to the Third Party Claim unless the Indemnifying Party has failed to assume control after a reasonable period of time has passed following the issue of the relevant Notice of Claim.

(b)	If the Indemnifying Party elects to assume such control, the Indemnified Party must:

(i)

act in good faith and with due diligence in relation to the Third Party Claim (and if the Purchaser is the Indemnified Party it must procure that the Company also acts in good faith and with due diligence in relation to the Third Party Claim);

(ii)

at the Indemnifying Party’s cost, give the Indemnifying Party all information and assistance as it may reasonably require in relation to the Third Party Claim, and regularly consult with the Indemnifying Party in relation to the conduct of proceedings or negotiations in relation to the Third Party Claim;

(iii)

not make (and, where the Purchaser is the Indemnified Party, procure that the Company does not make) any admission of liability, agreement, compromise or settlement in relation to the Third Party Claim without the prior written consent of the Indemnifying Party;

(iv)

the Indemnifying Party must give to the Indemnified Party all information as the Indemnified Party may reasonably require in relation to the Third Party Claim and must keep the Indemnified Party informed in relation to the conduct of any proceedings or negotiations in relation to the Third Party Claim.

(c)

If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any Third Party with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party will, forthwith after demand by the Indemnified Party and if the payment is otherwise the subject of the relevant indemnity, reimburse the Indemnified Party for such payment.

(d)

If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party will, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

10.	Settlement of Third Party Claims

(a)

Without limiting clause 9(a), if the Indemnifying Party does not exercise its right to assume control of the defence of any Third Party Claim, the Indemnified Party will have the exclusive right to contest, settle or pay the amount claimed. The Indemnified Party may seek external legal advice in connection with the exercise of such rights, and the Indemnifying Party will promptly reimburse the Indemnified Party the costs of such advice.

(b)

Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party will not make any admission of liability, agreement compromise or settlement in relation to any Third Party Claim without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(c)

The Indemnified Party and the Indemnifying Party will consult and co- operate fully with each other on a timely basis with respect to Third Party Claims, and will keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). The Indemnified Party will make available to the Indemnifying Party or its representatives, on a timely basis, all documents, records and other materials in the possession of the Indemnified Party which are reasonably required by the Indemnifying Party for its use in connection herewith, all at the cost and expense of the Indemnifying Party.

11.	Limitations of liability

(a)	Nyrstar will not be liable in respect of a Warranty Claim if the fact, matter or circumstance giving rise to the Warranty Claim:

	(i)	is Fairly Disclosed in the Data Room, provided this qualification will not apply to any Warranty Claims arising in connection with the representations and warranties set forth in clause 11(s)(v)(A);

	(ii)	is Fairly Disclosed or described in this Agreement or the SPA Disclosure Schedule;

(iii)

is known to the Purchaser or GPS (which means that it is actually known to any one or more of Robert Archer, Jim Zadra or Robert Brown) on the basis of what is actually known and on the basis they have made due and diligent inquiry of such other persons as would be reasonable in connection with the entry by GPS and the Purchaser into the transactions contemplated by this Agreement and the Option Agreement), or has been included in a report (or any other form of writing) provided to Purchaser or GPS from one of the Purchaser’s or GPS’s legal, technical or tax advisors before the date of this Agreement in connection with their advice to the Purchaser and GPS and due diligence in connection with the transactions contemplated by this Agreement and the Option Agreement; or

	(iv)	is Fairly Disclosed in the Financial Statements.

(b)	Nyrstar will not be liable in respect of a Claim unless:

	(i)	the corresponding Notice of Claim is received by Nyrstar no later than:

		A.	4 years after Completion in respect of a Warranty Claim arising out of a breach of the Warranty in clause 14(ll); and

		B.	18 months after Completion in respect of any other Claim;

(ii)

within 12 months after the Notice of Claim is received by Nyrstar either the Claim has been satisfied or settled or the Purchaser or the Company has commenced proceedings against Nyrstar in respect of the Claim, unless and to the extent that the Purchaser and/ or GPS determines to defer commencement of proceedings against Nyrstar in order that the Claim may be satisfied by amounts payable to Nyrstar under the Earn-Out Agreement, provided that:

A.	the Purchaser or GPS must give notice to Nyrstar promptly after determining that it will defer commencement of proceedings;

B.

such proceedings may not be deferred beyond the Termination Date set forth in the Earn-Out Agreement (and in this event, Nyrstar will not be entitled to assert any right to proceed with the Claim is barred by any statute of limitations); and

C.

the Purchaser or GPS (as applicable) may only defer commencement of proceedings if it has a legitimate and reasonable belief, after consultation with legal counsel, that its prospects of recovering an amount under the corresponding Claim are greater than 50%;

(iii)

the Company is a Related Body Corporate of the Purchaser, and the Purchaser otherwise is the beneficial owner of the Business, on the date the Notice of Claim is received by Nyrstar and at all times until the Claim is resolved.

(c)	Neither Nyrstar nor, before Completion, the Company will be liable in respect of a Claim unless the amount that the Purchaser would be entitled to recover in relation to that claim is at least:

	(i)	US$25,000 if the Claim is a Warranty Claim; or

	(ii)	US$5,000 (if the Claim is not a Warranty Claim).

(d)

Neither Nyrstar nor, before Completion, the Company will be liable in respect of a Warranty Claim unless the aggregate amount that GPS or the Purchaser would be entitled to recover, but for this paragraph (d), in relation to all Warranty Claims is at least US$100,000, in which case Nyrstar or the Company (as applicable) is liable for the whole of that amount and not merely the excess.

(e)	Neither Nyrstar nor, before Completion, the Company will be liable in respect of a Claim to the extent that:

(i)

the fact, matter or circumstance giving rise to the Claim gives rise to a tax payment or tax refund for the benefit of GPS, the Purchaser or, if Completion occurs, the Company, but only to the extent of such tax payment or tax refund;

(ii)

GPS, the Purchaser or, if Completion occurs, the Company, recovers the amount claimed under a contract of insurance, provided that the Purchaser, GPS (and, after Completion, the Company) must take reasonable steps to pursue payments from relevant contracts of insurance where they otherwise provide coverage in relation to the relevant fact, matter or circumstance giving rise to the relevant Claim;

(iii)

the circumstances giving rise to the Claim are remedied by Nyrstar or, before Completion, the Company to the reasonable satisfaction of the Purchaser within 30 Business Days after receiving the corresponding Notice of Claim from the Purchaser;

(iv)	the Claim arises out of anything done or omitted to be done in accordance with the terms of this Agreement or a Transaction Document or with the prior written approval of the Purchaser or GPS;

(v)	the Claim arises out of any voluntary act, omission or transaction carried out after Completion by or on behalf of the Purchaser, GPS or the Company; or

(vi)	the amount of the Claim is increased as a result of the failure of the Purchaser to comply with its obligations under this Agreement in respect of that Claim.

(f)

The maximum aggregate amount recoverable by GPS and the Purchaser (and, after Completion, the Company) from Nyrstar in relation to all Claims is an amount equal to the aggregate of the following amounts (in aggregate, the “Indemnity Cap”):

	(i)	the Purchase Price which has been actually paid to Nyrstar;

(ii)

all amounts representing the Earn-Out Consideration that are actually paid to Nyrstar under the Earn Out Agreement and, if applicable, all amounts representing the Earn-Out Consideration that are payable to Nyrstar but are withheld from Nyrstar under clause 8(e) of this Agreement;

	(iii)	the amount of US$1,500,000 paid by the Purchaser to Nyrstar under the Option Agreement; and

(iv)

the amount of the Mine Closure Bond, less any amounts released on account of the Mine Closure Bond under the Mine Closure Agreement, provided that such amount will only be recoverable by GPS and the Purchaser to the extent GPS or the Purchaser has a claim against Nyrstar under the Mine Closure Agreement for failing to pay an amount otherwise due in relation to the Mine Closure Bond.

Without limiting paragraph (g), the amount of the Indemnity Cap (or, if applicable, any balance remaining) is to be assessed at any given time a Claim is made in accordance with this Agreement. However, the Parties acknowledge (including for the purposes of paragraph (n)) that the Indemnity Cap (or, if applicable, the balance) may increase or decrease from time to time by virtue of re-assessing, at a point in time, the amounts referred to in clauses 11(f)(ii) and (iv).

(g)

Notwithstanding the above calculation of the Indemnity Cap in clause 11(f), in the event of a Claim against Nyrstar made prior to the Termination Date under the Earn-Out Agreement, if the amount of the Claim at the time it is made under this Agreement is in excess of the Indemnity Cap calculated at such time, then (i) the amount of the Indemnity Cap will be deemed to increase by any amounts that may subsequently become payable to Nyrstar on account of the Earn-Out Consideration, and (ii) the Purchaser and/ or GPS may withhold subsequent amounts of the Earn-Out Consideration actually due and payable to Nyrstar under the Earn-Out Agreement and apply such payments to the amounts owed by Nyrstar in respect of the Claim until such time as the amount of the Claim is satisfied in full.

(h)

If Nyrstar has made a payment to GPS or the Purchaser in relation to any Claim and GPS, the Purchaser or the Company, has or subsequently obtains a right to recover an amount from any person other than Nyrstar in connection with the fact, matter or circumstance that gave rise to the Claim, the Purchaser must:

(i)	promptly notify Nyrstar of that right of recovery and provide all information in relation to the circumstances giving rise to that right as Nyrstar may reasonably require; and

(ii)	take all reasonable steps to enforce (or procure the enforcement of) that right of recovery.

(i)

If Nyrstar has made a payment to GPS or the Purchaser in respect of a Claim (“GPS Claim Amount”) and after that payment is made GPS or the Purchaser, or, if Completion occurs and Nyrstar made that payment, the Company, receives any payment (including a tax payment or tax refund) by reason of the fact, matter or circumstance to which the Claim relates (“GPS Recovery Amount”), then GPS, the Purchaser or the Company, as the case may be, must as soon as reasonably practicable pay (or procure payment) to Nyrstar an amount equal to the lesser of the GPS Claim Amount and the GPS Recovery Amount less:

	(i)	all costs incurred by GPS, the Purchaser and the Company (after Completion) in recovering the GPS Recovery Amount (including any increase in insurance premiums in respect of future periods); and

	(ii)	any Tax payable by GPS, the Purchaser and, if Completion occurs, the Company, as a result of receiving the GPS Recovery Amount.

(j)	GPS and the Purchaser will not be liable in respect of a Claim unless:

	(i)	the corresponding Notice of Claim is received by the Purchaser no later than 18 months after Completion;

(ii)

within 12 months after the Notice of Claim is received by the Purchaser either the Claim has been satisfied or settled or the Nyrstar has commenced proceedings against the Purchaser in respect of the Claim; and

(iii)

the Company is a Related Body Corporate of the Purchaser, and the Purchaser otherwise is the beneficial owner of the Business, on the date the Notice of Claim is received by the Purchaser and at all times until the Claim is resolved.

(k)

GPS and the Purchaser will not be liable in respect of a Claim unless the amount that Nyrstar or, if Nyrstar owns the shares in the Company at the time the application of this paragraph is assessed, the Company, would be entitled to recover in relation to that claim is at least:

	(i)	US$25,000 if the Claim is a Warranty Claim; or

	(ii)	US$5,000 if the Claim is not a Warranty Claim.

(l)

GPS and the Purchaser will not be liable in respect of a Warranty Claim unless the aggregate amount that Nyrstar or, if Nyrstar owns the shares in the Company at the time the application of this paragraph is assessed, the Company, would be entitled to recover, but for this paragraph (l), in relation to all Warranty Claims is at least US$100,000, in which case GPS and the Purchaser (as applicable) are liable for the whole of that amount and not merely the excess.

(m)	Neither GPS nor the Purchaser will be liable in respect of a Claim to the extent that:

	(i)	the fact, matter or circumstance giving rise to the Claim gives rise to a tax payment or tax refund for the benefit of Nyrstar or, before Completion, the Company;

(ii)

Nyrstar or (if Nyrstar owns the Company at the time the application of this paragraph is assessed) recovers the amount claimed under a contract of insurance, provided that Nyrstar (and, before Completion, the Company) must take reasonable steps to pursue payments from relevant contracts of insurance where they otherwise provide coverage in relation to the relevant fact, matter or circumstance giving rise to the relevant Claim;

(iii)

the circumstances giving rise to the Claim are remedied by GPS or the Purchaser to the reasonable satisfaction of Nyrstar within 30 Business Days after receiving the corresponding Notice of Claim from Nyrstar or the Company, as applicable;

(iv)

the Claim arises out of anything done or omitted to be done in accordance with the terms of this Agreement or a Transaction Document or with the prior written approval of Nyrstar or, before Completion, the Company;

(v)	the Claim arises out of any voluntary act, omission or transaction carried out after Completion by or on behalf of Nyrstar or, until Completion, by the Company; or

(vi)	the amount of the Claim is increased as a result of the failure of Nyrstar or (before Completion) the Company to comply with its obligations under this Agreement in respect of that Claim.

(n)

The maximum aggregate amount recoverable by Nyrstar and (before Completion) the Company from GPS or the Purchaser in relation to all Claims is an amount equal to the Indemnity Cap. For the avoidance of doubt, the maximum aggregate amount referred to in this paragraph will not be reduced by payments made by GPS or the Purchaser to the Company after Completion in respect of Claims made by the Company.

(o)

If GPS or the Purchaser has made a payment to Nyrstar in relation to any Claim and Nyrstar or, before Completion, the Company has or subsequently obtains a right to recover an amount from any person other than GPS or the Purchaser in connection with the fact, matter or circumstance that gave rise to the Claim, Nyrstar must:

	(i)	promptly notify GPS of that right of recovery and provide all information in relation to the circumstances giving rise to that right as GPS may reasonably require; and

	(ii)	take all reasonable steps to enforce (or procure the enforcement of) that right of recovery.

(p)

If GPS or the Purchaser has made a payment to Nyrstar or, before Completion, the Company in respect of a Claim (“Nyrstar Claim Amount”) and after that payment is made Nyrstar receives any payment (including a tax payment or tax refund) by reason of the fact, matter or circumstance to which the Claim relates (“Nyrstar Recovery Amount”), then Nyrstar must as soon as reasonably practicable pay (or procure payment) to the Purchaser an amount equal to the lesser of the Nyrstar Claim Amount and the Nyrstar Recovery Amount less:

	(i)	all costs incurred by Nyrstar or, before Completion, the Company in recovering the Nyrstar Recovery Amount (including any increase in insurance premiums in respect of future periods); and

	(ii)	any Tax payable by Nyrstar or, before Completion, the Company as a result of receiving the Nyrstar Recovery Amount.

(q)	Each party must mitigate any Losses that it may suffer or incur in connection with this Agreement.

(r)	No party is liable to any other party for any Loss under this Agreement (including for breach of this Agreement):

	(i)	which does not arise naturally or in the usual course of things from that breach; or

(ii)

which constitutes, or arises from or in connection with, a loss of revenue, profit or opportunity, loss of goodwill or loss of business reputation, even if that loss arises naturally or in the usual course of things from that breach, except where this Agreement specifically provides that that type of loss or damage is recoverable.

(s)

Except as expressly provided below, none of the limitations in this clause 10 (other than clauses 11(e), 11(h), 11(i), 11(m), 11(o), 11(p), 11(q) and 11(r)) apply to any Claim to the extent that it arises out of, or is increased as a result of:

	(i)	with respect to Claims against GPS and the Purchaser:

A.	a Warranty Claim resulting from a breach of any of the representations or warranties set out in:

I.	clause 13(d) (Corporate Organization/ Capacity);

II.	clause 13(e) (Enforceability);

III.	clause 13(f) (Corporate Authority);

IV.	clause 13(i) (Bankruptcy/ Insolvency);

V.	clause 13(j) (Winding Up/ Dissolution);

(ii)	a breach by GPS or the Purchaser of clause 5(h) (Taxes and Tax Returns) or clause 3(c);

(iii)

a breach or non-fulfillment of any agreement, term or covenant on the part of GPS or the Purchaser made or to be observed or performed under the Earn-Out Agreement by GPS or the Purchaser, which shall be governed by and subject to the limitations on liability set forth in the Earn-Out Agreement; and

(iv)	a breach or non-fulfillment of any agreement, term or covenant on the part of:

(A)

the Company, the Purchaser or GPS made or to be observed or performed under the clause 6 of this Agreement by the Company, the Purchaser or GPS, which shall be governed by and subject to the limitations on liability set forth in clause 6 of this Agreement or a breach of clause 18; or

(B)

the Company made or to be observed or performed under the Mine Closure Agreement by the Company, which shall be governed by and subject to the limitations on liability set forth in the Mine Closure Agreement;

(v)	with respect to Claims against Nyrstar and, prior to completion, the Company:

(A)	a Warranty Claim resulting from a breach of any of the representations or warranties set out in:

I.	clause 14(a) (Corporate Organization);

II.	clause 14(b) (Corporate Authority)

III.	clause 14(c) (Enforceability);

IV.	clause 14(f) (Bankruptcy/ Insolvency)

V.	clause 14(g) (Winding Up/ Dissolution);

VI.	clause 14(i) (Outstanding Company Shares);

VII.	clause 14(j) (Ownership of Purchased Shares);

VIII.	clause 14(k) (Title to Purchased Shares);

IX.	clause 14(l) (Encumbrances);

X.	clause 14(n) (Options);

XI.	clause 14(x) (Financial Statements), provided that such Warranty Claims will be subject to the limitations on liability with respect to threshold amounts set forth in clauses 11(k) and 11(l);

XII.	clause 14(z) (No Bank Facility or Loans), provided that such Warranty Claims will be subject to the limitations on liability with respect to threshold amounts set forth in clauses 11(k) and 11(l);

XIII.	clause 14(aa) (No Liabilities to Nyrstar), provided that such Warranty Claims will be subject to the limitations on liability with respect to threshold amounts set forth in clauses 11(k) and 11(l);

XIV.	clause 14(bb) (Working Capital), provided that such Warranty Claims will be subject to the limitations on liability with respect to threshold amounts set forth in clauses 11(k) and 11(l);

(B)	a breach by Nyrstar of clause 5(h) (Taxes and Tax Returns);

(C)

a breach or non-fulfillment of any agreement, term or covenant on the part of Nyrstar made or to be observed or performed under clauses 7(a)(iii) and 7(a)(iv), which shall be governed by the limitations on liability set forth in clause 7(b);

(D)

a breach or non-fulfillment of any agreement, term or covenant on the part of Nyrstar made or to be observed or performed under the Earn-Out Agreement, which shall be governed by and subject to the limitations on liability in the Earn-Out Agreement; and

(E)

a breach or non-fulfillment of any agreement, term or covenant on the part of Nyrstar made or to be observed or performed under clause 6 of this Agreement which shall be governed by and subject to the limitations on liability in clause 6 of this Agreement or a breach of clause 18;

(F)

a breach or non-fulfillment of any agreement, term or covenant on the part of Nyrstar made or to be observed or performed under the Mine Closure Agreement by Nyrstar which shall be governed by and subject to the limitations on liability in the Mine Closure Agreement;

(vi)	any fraud, wilful default or wilful concealment by a party.

12.	Release and Waiver

(a)

With effect from Completion, Nyrstar, for and on behalf of themselves and their Related Bodies Corporate, agree to release, waive and forever discharge the Company and its Related Bodies Corporate from any and all claims, causes of action, obligations, liabilities or losses whether known or unknown, in relation to those events occurring before the Closing Date, except to the extent the Company and its Related Bodies Corporate have obligations and responsibilities under this Agreement or a Transaction Document in relation to that period.

(b)

From Completion the Purchaser waives and must procure that the Company waives all rights and claims that it may have personally against the current and former officers and employees of Nyrstar and Nyrstar’s Related Bodies Corporate (excluding the Company) in relation to any matter arising directly or indirectly in connection with this agreement, a Transaction Document, the Option Agreement or the sale of the Purchased Shares, except to the extent that those rights or claims arise out of the fraud, wilful misconduct or wilful default of such individuals. The parties acknowledge and agree that:

(i)	Nyrstar has sought and obtained this waiver as agent for and on behalf of those individuals and holds the benefit of this clause 12(b) as trustee for them; and

(ii)

the provisions of this clause 12(b) may be enforced by Nyrstar on behalf of and for the benefit of those individuals, and those individuals (and their heirs and executors) may plead this clause 12(b), in answer to any claim made by the Purchaser or the Company against them.

(c)

From Completion, each party to the Option agreement waives, releases, and forever discharges each other party to the Option Agreement from any and all claims, causes of action, obligations, liabilities or losses whether known or unknown, arising under or in connection with the Option Agreement.

13.	Representations and Warranties of the Purchaser and GPS

By executing this Agreement, each of the Purchaser and GPS represents, warrants and covenants to the Company and Nyrstar (and acknowledges that the Company and Nyrstar are relying thereon and that the representations and warranties shall survive the Closing Date) that:

(a)	the Purchaser is interested in the Purchased Shares and the objective of this Agreement is the acquisition of said Purchased Shares;

(b)	the Purchaser declares and acknowledges that it has had the opportunity to conduct its own legal, commercial, technical, tax and financial due diligence investigation with respect of the Company;

(c)

the Purchaser declares and acknowledges that the Company’s insurance policies derive from a Master Policy of the Nyrstar group. Hence, that said policies will no longer cover the Company after Completion;

(d)

each of the Purchaser and GPS is duly incorporated and is duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation and it has the legal and corporate capacity, power and authority to execute and deliver this Agreement and all other agreements, instruments and other documents contemplated hereby or thereby and to take all actions required hereby and thereby and has obtained all necessary approvals in connection therewith, and is duly authorized and licensed to own its assets and to carry on its business;

(e)	this Agreement constitutes legal, valid and binding obligations and is enforceable in accordance with its terms;

(f)

each of the Purchaser and GPS has the necessary corporate power and authority, and has taken all necessary corporate action, to duly authorize, execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to perform its obligations thereunder;

(g)

this Agreement and the Transaction Documents to which each of the Purchaser and GPS is or will be a party have been (or will be, when executed and delivered) duly executed and delivered by it and constitute (or will constitute when executed and delivered) valid and binding obligations enforceable against it in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar law affecting the rights of creditors generally;

(h)

the execution and delivery by each of the Purchaser and GPS of this Agreement and the Transaction Documents to which it is or may become a party and the consummation of the transactions contemplated thereby do not or will not, as applicable, conflict with, violate, result in a breach of, or constitute a default under or, except for Governmental Approvals, require the consent of, notice to or authorization or approval of any Person under any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of its constitution or any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound;

(i)

there has not been any petition or application filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against either of the Purchaser or GPS relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt, creditors’ rights and no assignment has been made by it for the benefit of creditors;

(j)	no meeting has been convened or resolution or petition proposed or order made for either the Purchaser or GPS to be wound up or dissolved; and

(k)

this Agreement does not conflict with or result in a breach of any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of its constitution or any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.

Each representation and warranty is made at the date of execution of this agreement and at the time immediately prior to Completion, unless it is expressed to be given only at a particular time in which case it is given as at that time.

14.	Representations and Warranties of the Company and Nyrstar

The Company and Nyrstar represent and warrant to the Purchaser (and acknowledge that the Purchaser is relying thereon and that the representations and warranties shall survive the Closing Date) that:

(a)

each of Nyrstar International, Nyrstar Netherlands, and the Company is duly incorporated and is duly organized and validly existing in good standing under the laws of its jurisdiction of incorporation and has the corporate capacity and is duly authorized and licensed to own its assets and to carry on its business, including, in the case of the Company, the Assets and the Business;

(b)

each of Nyrstar International, Nyrstar Netherlands and the Company has the necessary corporate power and authority, and has taken (or will take before Completion) all necessary corporate action, to duly authorize, execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to perform its obligations thereunder;

(c)

this Agreement and the Transaction Documents to which each of Nyrstar International, Nyrstar Netherlands and the Company is or will be a party have been (or will be, when executed and delivered) duly executed and delivered by it and constitute (or will constitute when executed and delivered) valid and binding obligations enforceable against it in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar law affecting the rights of creditors generally;

(d)

the execution and delivery by each of Nyrstar International, Nyrstar Netherlands and the Company of this Agreement and the Transaction Documents to which it is or may become a party and the consummation of the transactions contemplated thereby do not or will not, as applicable, conflict with, violate, result in a breach of, or constitute a default under or, except for Governmental Approvals, require the consent of, notice to or authorization or approval of any person under any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of its constitution or any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound;

(e)

this Agreement does not conflict with or result in a breach of any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of its constitution or any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound;

(f)

there has not been any petition or application filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against any of Nyrstar International, Nyrstar Netherlands or the Company relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt, creditors’ rights and no assignment has been made by any of them for the benefit of their respective creditors;

(g)	no meeting has been convened or resolution or petition proposed or order made for any of Nyrstar International, Nyrstar Netherlands or the Company to be wound up or dissolved;

(h)

as at the date of this Agreement the Existing Shares comprise the whole of the Company's allotted and issued share capital, are fully paid up and have been duly issued and allotted, and as of the date of this Agreement, there are 31,605,886 Shares issued and outstanding;

(i)	as at the time immediately prior to Completion the Purchased Shares comprise the whole of the Company's allotted and issued share capital, are fully paid up and have been duly issued and allotted;

(j)

immediately before the transfer of the Purchased Shares on Completion, the Existing Shareholders will be the registered and beneficial owners of all of the issued Shares and there are no other instruments issued by the Company that give rise to or could give voting interest in the Company;

(k)	upon the transfer to the Purchaser and registration of the Purchased Shares, the Purchaser will acquire title to the Purchased Shares;

(l)	there is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Shares or unissued shares in the capital of the Company;

(m)	as far as Nyrstar is aware, no Person has claimed to be entitled to an Encumbrance in relation to any of the Shares;

(n)	no Person has any right or option to subscribe for or to otherwise acquire any further shares in the Company;

(o)	there are no outstanding options, contracts, calls, first refusals, commitments, rights or demands of any kind relating to the issued or unissued capital of the Company;

(p)

the Company is not under any obligation to allot any shares to any Person or Persons, or to otherwise alter the structure of its unissued share capital, and no option exists (nor is the Company under any obligation to give any option) over any part of its unissued share capital, nor has the Company offered to do any of the foregoing;

(q)	the Company does not own, nor does it have any obligation to acquire, any shares or interest in any Person;

(r)

as at the time immediately prior to the execution of the Option Agreement it has not withheld from the Purchaser any material due diligence information which might affect the willingness of the Purchaser, acting reasonably, to enter into and complete the transactions contemplated by this agreement;

(s)

the due diligence information supplied or conveyed to the Purchaser or the Purchaser’s agents, employees or advisers by the Company or any of the Company’s agents, employees or advisers, prior to the execution of the Option Agreement, when considered as a whole, is not misleading or deceptive. For the purposes of this Warranty, the due diligence information does not include:

	(i)	any financial statements other than the Financial Statements;

	(ii)	any information, document, representation, statement, view or opinion to the extent that it contains or expresses a forecast, prediction or projection or is otherwise forward looking; and

	(iii)	any information, document, representation, statement, view or opinion to the extent that the same was not prepared, made or expressed by Nyrstar, the Company or its representations;

(t)

the Company has obtained all material Permits required for the Business as at the date of this Agreement. All such Permits are in good standing and as far as Nyrstar is aware there is no basis for their revocation or invalidation by the relevant Governmental Bodies as a consequence of any action or inaction on the Company’s part;

(u)

as at the time immediately prior to the execution of the Option Agreement the Company has applied for the Pending Permits and, as far as Nyrstar is aware, there is no basis for the relevant Governmental Bodies not to approve such applications as a consequence of any action or inaction on the Company’s part;

(v)

the Company holds all material Permits, other than the Pending Permits, required for the conduct of the Business (as conducted as at the date of this Agreement) including the Permits listed in the SPA Disclosure Schedule;

(w)

neither Nyrstar nor the Company has received notice of the existence of any facts that will cause or that may potentially cause any condemnation, expropriation or similar proceedings affecting any the Business or the Assets and there has been no claim from third parties or notice from any Governmental Body of any intention to convert any or all of the Coricancha Mine Complex or any area the subject of the concessions in Schedule 3 into any protected area such as a park or an archaeological area;

(x)

upon delivery to the Purchaser, the Financial Statements will present reasonably in every material respect the assets, liabilities and financial position of the Company as at the relevant dates, and for the relevant periods, to which the Financial Statements relate, in accordance with International Financial Reporting Standards;

(y)	the Company has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any Person;

(z)

as at the time immediately before Completion, the Company shall not have any indebtedness or liabilities owing to or financing outstanding with any third party under any bank facility, loan agreement or other arrangement providing financial accommodation;

(aa)

as at the time immediately prior to Completion, the Company shall not have any debt or financing outstanding or payable or liabilities owed to Nyrstar or its Related Bodies Corporate and completion of the transactions under and in accordance with the Reorganization Plan will not have resulted in the creation of any liabilities owed by the Company to any third party, other than with respect to Taxes;

(bb)

as at the time immediately prior to Completion, the net working capital of the Company calculated as provided for in Schedule 8 and calculated in accordance with the terms of this Agreement, will not be less than US$800,000;

(cc)

all transactions of the Company have been recorded in the appropriate Books and Records of the Company in compliance with the requirements of Applicable Law and such Books and Records are have been maintained and retained in accordance with Applicable Law and accounting requirements as per generally accepted accounting principles in Peru;

(dd)

the Company has been funded by equity or contributions of capital in accordance with Applicable Law, which form part of the capital attributable to the Purchased Shares and such shares have been properly registered in the Books and Records of the Company and with all appropriate Governmental Bodies, and in connection with such funding, the Company has obtained all Governmental Approvals required under Applicable Law;

(ee)

as far as Nyrstar is aware, no fact or circumstance exists which might invalidate or give rise to a ground for termination, avoidance or repudiation of an agreement, arrangement or obligation to which the Company is a party and which is material to the Company, other than intercompany arrangements with members of the Nyrstar Group. No party with whom the Company has entered into such an agreement, arrangement or obligation has given notice of its intention to terminate, or has sought to repudiate or disclaim, the agreement, arrangement or obligation. Likewise no third party has claimed or given notice of its intention to invalidate by any means any agreement, arrangement or obligation which is material to the Company;

(ff)

all community agreements executed by the Company included in Schedule 3, including those with the Community of Tambo de Viso and the Community of San Antonio, have been renewed and are in full, force and effect, the Company has complied with all obligations under such agreements, and, to the knowledge of the Company, each of the communities has complied with its respective obligations under such agreements;

(gg)

as far as Nyrstar is aware, neither the Company nor any party with whom the Company has entered into an agreement, arrangement or obligation which is material to the Company is in material breach of the agreement, arrangement or obligation and, as far as Nyrstar is aware, no fact or circumstance exists which might give rise to a breach of this type;

(hh)	each of the Company’s insurance policies is valid and enforceable and is not void or voidable, but only until Completion occurs;

(ii)

as far as Nyrstar is aware, there is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or other Governmental Body against the Company or a Person for whose acts or defaults the Company may be vicariously liable;

(jj)

there are (i) no ongoing or, as far as Nyrstar is aware, threatened, claims, notices, investigations or arbitrations, before or by, or any matters under discussion with, any Governmental Body, which affect in any material manner or materially interfere with the ownership of the Purchased Shares, (ii) no outstanding judgments, claims, notices, investigations, orders, decrees, writs, injunctions, decisions, rulings or awards against, with respect to, or in any manner affecting the Purchased Shares, or the Company, the Business or the Assets, and (iii) as far as Nyrstar is aware, no grounds, facts or circumstances which exist as at the date of this Agreement which could give rise to any of the foregoing;

(kk)	to the knowledge of Nyrstar, the Data Room, the SPA Disclosure Schedule and the Financial Statements, when considered as a whole, Fairly Disclose all material Liabilities of the Company;

(ll)

the Company has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it under Applicable Law (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, subject to any legitimate dispute that Nyrstar or the Company has made in relation to assessed Taxes. The Company has provided adequate accruals in accordance with applicable reporting standards in the Financial Statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since the date of the Financial Statements, no material liability for Taxes not reflected in such financial statements or otherwise provided for has, as far as Nyrstar is aware, been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Nyrstar and the Company, there are no material proposed (but unassessed) additional Taxes and none have been asserted by any taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to the Company. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. No taxation authority, foreign or domestic, has asserted or threatened to assert any assessment, claim or liability for Taxes due or to become due in connection with any review or examination of Tax Returns of the Company (including, without limitation, any predecessor companies);

(mm)	Nyrstar International is a resident of the Netherlands for tax purposes;

(nn)	Nyrstar Netherlands is a resident of the Netherlands for tax purposes;

(oo)

according to the tax legislation and treaties as applicable as at the date of this Agreement, the Company is a resident of Peru for tax purposes, including but not limited pursuant to the Canada-Peru Income Tax Convention;

(pp)	the plant and equipment listed in Schedule 2 is:

(i) all of the plant and equipment necessary to operate the Coricancha Mine Complex consistent with the manner in which the Company, whilst owned by Nyrstar, has operated it;

(ii) legally and beneficially owned solely by the Company free from any Encumbrance, other than the Permitted Encumbrances; and

(iii) where capable of possession, in the possession or under the control of the Company;

(qq)	the:

(i)

real property, leases and concessions listed in Schedule 3 are all of the land usage and mining rights necessary to operate the Coricancha Mine Complex consistent with the practice of the Company whilst owned by Nyrstar;

(ii)

real property, leases and concessions listed in Schedule 3 are legally and beneficially owned or held solely by the Company free from any Encumbrance other than the Existing Liens and the Permitted Encumbrances. In that sense, all agreements under which the Company is using third party lands are valid, enforceable and there is no cause for their termination or invalidation as a consequence of any action or inaction on the Company’s part; and

(iii)

the concessions listed in Schedule 3 are valid and in good standing according to the laws of Peru and there is no cause that may trigger their termination. In addition, except for the payments related to the penalties for the year 2016 for the concessions into the UEA Mina Coricancha, the Company has complied with all payments for license fees (derecho de vigencia) and penalties (penalidades) for its concessions listed in Schedule 3;

(rr)

Nyrstar and the Company have all the necessary Governmental Approvals to lawfully hold the Purchased Shares and the Company has all the necessary Governmental Approvals to enable the Company to lawfully own the Assets and carry on the Business in the manner it is carried on as at the date of this Agreement, and all such Governmental Approvals are valid and subsisting. Nyrstar and the Company, as the case may be, are in compliance with all such Governmental Approvals, have satisfied all material conditions pertaining thereto, and have timely filed all statements and reports required by such Governmental Approvals and by Applicable Law to which they are subject. Neither the Nyrstar nor the Company are, and have not been, involved in a proceeding to revoke, restrict or suspend any such Governmental Approval, nor (as far as Nyrstar is aware) is any proceeding pending or threatened which could reasonably be expected to have such an effect;

(ss)	neither of Nyrstar Netherlands nor Nyrstar International nor their respective affiliates owns any properties or Assets or has any rights relating to the Business, other than the Nyrstar Assets;

(tt)

the SPA Disclosure Schedule contains a complete and accurate list of the names of all employees of the Company who are employees as at the date of this Agreement, including Departing Employees, specifying for each employee: (i) length of service, (ii) age, (iii) title, (iv) rate of salary and any bonus payable, (v) accrued and unpaid banked overtime and vacation liability; (vi) any statutory liabilities or penalties for unused or unpaid vacation (“indemnización vacacional”); (vii) the estimated amount of the severance or other termination of employment payments and obligations that would be owed to each employee if the Company were to terminate each employee as of the Completion Date, and (vii) any additional obligations to employees of the Company, together with a confirmation on whether these additional employment obligations are accrued in the Financial Statements. The Company has no pension plan, profit sharing plan, deferred compensation plan, or similar plan or contract or agreement, whether oral, written or implied, with any Person; and each such Person is entitled to such severance or other payment in the event his or her employment or engagement is terminated as is specified in the SPA Disclosure Schedule. The Company has not received any notice of any complaint filed by any of its employees against the Company claiming that the Company has violated any laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Company or any of the employees of the Company before any labour relations board. With respect to the Departing Employees, the Company will have no further liability, indebtedness or obligations to such Departing Employees as at the Closing Date; and

(uu)

the Company is in material compliance with all currently Applicable Laws and collective bargaining agreements respecting employment, wages, hours and occupational safety and health and employment practices. According to its records, the Company has withheld all amounts required by law or by collective bargaining agreements to be withheld from the wages, salaries, and other payments to employees of the business of the Company; has filed all declarations, returns and reports to be filed with respect to social security and welfare laws and paid all relevant social or welfare charges when due; and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

Each representation and warranty is made at the date of execution of this agreement and at the time immediately prior to Completion, unless it is expressed to be given only at a particular time in which case it is given as at that time.

15.	Knowledge or awareness

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge or awareness of a Party, that Party confirms that it has made due and diligent inquiry of such persons (including appropriate officers of that Party) as it considers necessary as to the matters that are the subject of the representations and warranties.

16.	Concentrate sales

(a)

During the period of 5 years from the date of Completion, if the Company or any Related Body Corporate of the Company (for the purposes of this clause 16, the “Seller”) intends to tender for sale any zinc or lead concentrates produced (or to be produced) at the Coricancha Mine Complex (the “Tendered Concentrates”), then subject to paragraph 16(g) the Seller will give notice in writing of that intention to Nyrstar (“Sales Notice”). The Sales Notice must contain reasonable estimate of the relevant concentrates (including estimates of tonnage and concentrate quality), the terms and conditions on which the Seller intends to sell the concentrates.

(b)

Nyrstar shall have not less than 5 Business Days after receipt of the Sales Notice to notify the Seller of the price and payment terms it (or a Related Body Corporate) will offer for the relevant concentrates. During this initial 5 Business Day period, the Seller agrees not to solicit any bids or offers for the purchase of Tendered Concentrates.

(c)

If the Seller does not accept Nyrstar’s offer to purchase, or Nyrstar does not provide an offer to purchase the Tendered Concentrates within 10 Business Days of the receipt of the Sales Notice, the Seller will be free to sell the Tendered Concentrates to any other party.

(d)

The Seller will provide reasonable information to Nyrstar of the reason for not accepting Nyrstar’s offer to purchase the Tendered Concentrates from time to time on request. However, the Seller will not be obligated to disclose any specific information regarding third party bids or offers which are confidential.

(e)

A similar process will apply if the Seller intends to enter into any long- term offtake arrangement for the sale of lead and zinc concentrates (greater than one year’s forecasted production). The Seller will provide notice to Nyrstar and the same terms in paragraph (c) will apply.

(f)	The Seller must keep confidential any notice given by Nyrstar under this clause 16 and the terms of any agreement reached with Nyrstar pursuant to this clause 16.

(g)	The Seller may, but is not required to, give Nyrstar a Sales Notice in relation to Tendered Concentrates to the extent:

(i)	either:

	A.	the Seller sells the relevant Tendered Concentrates to a third party for the purposes of testing those concentrates to assess the feasibility of future purchases; or

B.

the Seller sells the relevant Tendered Concentrates on a spot basis because the counterparty to an existing contract for those concentrates has not performed, or has indicated it will not perform, its obligations under that contract, and/or the Seller otherwise has a reasonable need to sell those concentrates in a shorter period than the process contemplated by paragraphs (a) to (c); and

(ii)

those Tendered Concentrates, together with any other Tendered Concentrates which have not been the subject of a Sales Notice by virtue of paragraph (i), represent less than 60 days’ worth of production from the Coricancha Mine Complex within any consecutive period of a year starting on Completion.

17.	Guarantee

(a)

GPS, as primary obligor and not merely as surety, irrevocably and unconditionally guarantees to Nyrstar the due and punctual performance of the obligations and the payment of all present and future liabilities of:

	(i)	the Purchaser and, after Completion, the Company, under this Agreement and the Earn Out Agreement; and

	(ii)	the Company under the Mine Closure Agreement,

(“Guaranteed Obligations”) and must on demand by Nyrstar perform those obligations or pay those liabilities in the manner specified in the relevant agreement if the Purchaser or Company (as applicable) fails to do so on the due date.

(b)

As a separate and independent obligation from that contained in paragraph (a), GPS hereby agrees to indemnify and save harmless Nyrstar from and against all Liabilities and Losses arising out of or in connection with any failure of the Purchaser or the Company (as applicable) to perform any obligation or pay any liability under this Agreement, the Earn Out Agreement and the Mine Closure Agreement on the due date.

(c)

The obligations of GPS under this clause 17 shall be absolute and unconditional and shall remain in full force and effect until the entire Guaranteed Obligations shall have been paid in cash or performed in full. Except as specifically otherwise provided in this this clause 17, such obligations shall not be affected, modified or impaired upon the happening from time to time of any event, including without limitation any of the following, whether or not with notice to, or the consent of, GPS:

	(i)	the waiver, surrender, compromise, settlement, release or termination of any or all of the obligations, covenants or agreements of the Purchaser or the Company under a relevant agreement;

	(ii)	the failure to give notice to GPS of the occurrence of a default under a relevant agreement;

	(iii)	the extension of the time for performance of or the giving of any other indulgence in relation to the Guaranteed Obligations;

	(iv)	the modification, amendment, alteration or replacement (whether material or otherwise) of any obligation, covenant or agreement set forth in a relevant agreement;

	(v)	the taking or the omission of any of the actions referred to in a relevant agreement including any acceleration of sums owing under such an agreement;

(vi)	any failure, omission, delay or lack on the part of Nyrstar to enforce, assert or exercise any right, power or remedy conferred on it in a relevant agreement;

(vii)

the voluntary or involuntary liquidation, winding-up, dissolution, sale or other disposition of all or substantially all the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment of, or other similar proceedings affecting GPS or the Purchaser or the Company or any of the respective assets of either of them, or any allegation or contest of the validity of this this clause 17 in any such proceeding;

(viii)	any amalgamation, merger or consolidation of the Purchaser or the Company or of its business or affairs;

(ix)	any change in the name, objects, capital stock, constating documents or by-laws, ownership or control of the Purchaser or the Company;

(x)

unless otherwise expressly provided for in a relevant agreement, any right or alleged right of set-off, counterclaim, appropriation or application or any claim or demand that GPS may have or may allege to have against Nyrstar or any other person;

(xi)

any defense based upon any legal disability of the Purchaser or the Company or, to the extent permitted by law, any release, discharge, reduction or limitation of or with respect to any sums owing by the Purchaser or the Company or any other liability of the Purchaser or the Company to Nyrstar;

(xii)	to the extent permitted by law, the release or discharge by operation of law of GPS from the performance or observance of any obligation, covenant or agreement contained in this this clause 17;

(xiii)	the default or failure of GPS fully to perform any of its obligations set forth in this clause 17; or

(xiv)

any other circumstances which might otherwise constitute a legal or equitable defence available to, or a complete or partial discharge of, the Purchaser or the Company in respect of the Guaranteed Obligations or of GPS in respect of their guarantee hereunder.

(d)

GPS must not exercise any right of indemnity or subrogation which it might otherwise be entitled to claim and enforce against or in respect of the Purchaser or the Company and irrevocably waives all of those rights of indemnity or subrogation it may have.

(e)

GPS assumes responsibility for being and remaining informed of the financial condition of the Purchaser and, after Completion, the Company, and of all other circumstances bearing upon the risk of nonpayment of amounts owing under a relevant agreement which diligent inquiry would reveal and agrees that Nyrstar shall not have a duty to advise Guarantor of information known to it regarding such condition or any such circumstances.

(f)

Any resolution of disputes against the Purchaser or the Company in accordance with a relevant agreement shall be binding on GPS (whether or not GPS was party to such resolution) and GPS hereby irrevocably waives any and all defenses to payment under this clause 17 which have not been raised and resolved under a relevant agreement.

(g)

GPS agrees to pay all reasonable costs, expenses and fees, including all reasonable legal fees, which may be incurred by Nyrstar in enforcing or attempting to enforce this this clause 17 following any default on the part of GPS hereunder, whether the same shall be enforced by suit or otherwise. In no event shall the GPS be subject under this clause 17 to consequential damages, special damages, incidental damages, indirect damages, lost profits, unrealized expectations or similar items in relation to this clause 17 or a relevant agreement.

(h)	If any payment by GPS to Nyrstar is rescinded or must be returned by Nyrstar, the obligations of GPS hereunder shall be reinstated with respect to such payment.

(i)

No delay on the part of Nyrstar in exercising any of its rights, nor will any partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this GPS, shall be deemed to be made by Nyrstar unless the same shall be in writing, duly signed by Nyrstar and each such waiver or modification, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Nyrstar or the liabilities of GPS hereunder in any other respect or at any other time.

18.	Third Party Sale

GPS will ensure that, until the later of (i) expiry of the Mine Closure Bond Period, and (ii) the completion of the Cancha Tailings Reclamation and the Triana Tailings Reclamation, there is no Disposal of the Company (or any Shares in the Company) or the Coricancha Mine Complex or the Business, or any part of either, except in accordance with the provisions of this clause 18. In the event GPS wishes to undertake a relevant Disposal in the period referred to above (a “Third Party Sale”):

(a)

the Company (or the Purchaser or GPS in the case of a sale of the Company) will deliver to Nyrstar a written notice of the proposed Third Party Sale to Nyrstar together with the identity of the proposed buyer (the “Proposed Buyer”) and information of sufficient detail reasonably necessary for Nyrstar to evaluate the financial standing and operational experience of the Proposed Buyer (the “Proposed Sale Notice”);

(b)

upon receipt of a Proposed Sale Notice, Nyrstar will proceed to evaluate the financial standing and operational experience of the Proposed Buyer and will make a reasonable, good faith determination as to whether to grant its consent to the Third Party Sale based on the financial standing and operational experience of the Proposed Buyer and whether such financial standing and operational experience of the Proposed Buyer is reasonably equivalent or superior to the financial standing and operational experience of the Company, the Purchaser and GPS, and for this purpose Nyrstar may take into account whether or not the Proposed Buyer will procure a parent-company guarantee, and the form of that guarantee;

(c)	the Company will use commercially reasonable efforts to provide any additional information reasonably requested by Nyrstar in order to complete its evaluation of the Proposed Buyer;

(d)	Nyrstar will advise the Company in writing of its determination as to whether to consent to the Third Party Sale within 21 days of receipt of the Proposed Sale Notice; and

(e)

it will be a condition in favour of Nyrstar to the delivery of its consent to a Third Party Sale (the final form of which consent Nyrstar will be entitled to approve, in addition to such other provisions in the relevant sale agreement which Nyrstar considers necessary for its benefit and protection), and a corresponding condition in favour of the Company and the Purchaser to complete the Third Party Sale further to the granting of such consent, that effective as of the closing of the Third Party Sale:

(f)	the Company, the Purchaser, GPS and Nyrstar will have executed a termination agreement whereby:

	(i)	the Mine Closure Agreement will be terminated upon completion of the Third Party Sale;

	(ii)	the provisions of clause 6 of this Agreement will cease to have effect from the time of completion of the Third Party Sale;

	(iii)	the consequence of the events referred to in paragraphs (i) and (ii) is that:

A.

each party will, as soon as reasonably practicable, pay any amounts owing to another party under a provision of the Mine Closure Agreement and clause 6 or this Agreement where such amount would have otherwise been payable at a later time in the absence of the termination agreement;

B.

without limiting the obligation in paragraph A, the provisions of the Mine Closure Agreement will cease to have effect except for the provisions referred to in clause 3(b) of the Mine Closure Agreement; and

C.

each party retains the rights it has against the others in respect of any breach of the Mine Closure Agreement and clause 6 of this agreement occurring before the termination agreement becomes effective;

(iv)

from the time the termination agreement becomes effective the Proposed Buyer will be solely responsible to maintain the Mine Closure Bond, and to undertake, at its cost, any remaining work to be completed in connection with the Coricancha Tailings Reclamation and the Triana Tailings Reclamation following the completion of the Third Party Sale;

(g)

if, before termination, Nyrstar has paid the Closure Contribution under clause 2(c)(ii) of the Mine Closure Agreement and the work required to complete the Coricancha Mine Closure Plan has not been completed at the date of termination, the Proposed Buyer and Nyrstar will have entered into an agreement whereby the Proposed Buyer will agree to complete the Coricancha Mine Closure Plan pursuant to undertakings substantially similar to those in clauses 2(c)(v), 2(c)(vi), 2(c)(vii), 2(c)(viii), 2(c)(ix), 2(c)(x), 2(c)(xi), 2(c)(xii) and 2(c)(xiii) of the Mine Closure Agreement;

(h)

the Proposed Buyer and Nyrstar will have entered into a novation agreement with respect to the Earn Out Agreement whereby the Proposed Buyer will assume responsibility for making the payments of the Earn-Out Consideration under the Earn Out Agreement;

(i)	if reasonably required by Nyrstar as a condition to the granting of its consent, the execution and delivery of a parent company guarantee in favour of Nyrstar in a form agreed by Nyrstar; and

(j)

subject to the obligations referred to in paragraphs (f) and (g) having been fully performed, Nyrstar and Nyrstar N.V. will have executed releases in favour of the Company and the Purchaser whereby Nyrstar and Nyrstar N.V. will have released the Company and the Purchaser from their respective obligations under this Agreement effective upon the completion of the Third Party Sale.

19.	Termination

(a)

Either the Nyrstar or the Purchaser shall have the right to terminate this Agreement by written notice to the other if, for any reason other than a default hereunder (or under a Transaction Document) by the Party seeking such termination, Completion shall not have occurred on or prior to the date which is six months after the date of this Agreement.

(b)	If this Agreement is terminated in accordance with clause 19(a):

(i)	the provisions of this Agreement will cease to have effect except for the provisions of clauses 1, 7(d), 8, 9, 10, 11, 17, this clause 19, 21, 23, 24, 25, 26, 27, 28, 29, 30, 31 and 33; and

(ii)	each Party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination.

20.	Documentation

The Parties hereto covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and, in particular, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters, as may be required from time to time by all regulatory or Governmental Bodies having jurisdiction over the Company’s affairs, or, as may be required from time to time under applicable legislation and the respective regulations thereunder.

21.	Interpretation

Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

22.	Time of Essence

Time shall in all respects be of the essence of this Agreement.

23.	Headings

The division of this Agreement into clauses is for convenience and reference only and shall not affect the interpretation hereof.

24.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales. However, the Parties acknowledge that the validity, nature and effect of the transfer of the Purchased Shares shall be governed by the Applicable Law of Peru to the extent that such Applicable Laws apply to such transfer.

25.	Notices

(a)

All notices and other communications between the Parties under this Agreement shall be in writing and be deemed to have been given if delivered personally, sent by ordinary first class mail (postage prepaid) or sent by facsimile to the parties at the following addresses, facsimile numbers (or at such other address, facsimile number for such Party as shall be specified in like notice):

(i)	if to the Company, to the address or facsimile number of the Company provided on the first page of this Agreement;

(ii)	if to Nyrstar, to:

[REDACTED: CONTACT INFORMATION]

and

(iii)	if to the Purchaser, to the address or facsimile number of the Purchaser provided on the first page of this Agreement.

(b)

Any notice or other communication given personally shall be deemed to have been given and received upon delivery, any notice or other communication given by mail shall be deemed to have been given and received on the third Business Day after it is mailed and any notice or other communication given by facsimile shall be deemed to have been given and received on the first Business Day after it is sent.

(c)

In the event of any disruption, strike or interruption in the applicable postal service after mailing and before receipt or deemed receipt of a document, that document will be deemed to have been received on the seventh day following full resumption of the postal service.

(d)

The Purchaser and the Company may change their address by giving written notice of such change to Nyrstar, and Nyrstar may change its address by giving written notice thereof to the Purchaser and the Company.

26.	Entire Agreement

Subject to the Transaction Documents, this Agreement sets forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

27.	Amendments and waivers

(a)	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each Party.

(b)

A provision of this Agreement may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this Agreement shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non- performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non- performance

28.	Currency

All references in this Agreement to US$ are to the currency of the United States of America.

29.	Assignment

This Agreement is non-assignable by any Party.

30.	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

31.	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, administrators and successors.

32.	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

33.	Delivery by facsimile or email

Any delivery of an executed copy of this Agreement by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

[Signature Page to Follow]

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

[REDACTED: NYRSTAR
SIGNATORY]

Per:
Title: Special Proxy Holder
Date: 12/19/2016

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

[REDACTED: NYRSTAR
SIGNATORY]

Per:
Title: Special Proxy Holder
Date: 12/19/2016

NYRSTAR CORICANCHA S.A.

[REDACTED: NYRSTAR
SIGNATORY]
Per:
Authorised Signatory

Per:
Authorised Signatory

Date: 12/19/2016

GREAT PANTHER SILVER PERU S.A.C.

“Robert A. Archer”

Per:
Authorised Signatory

“Jim Zadra”

Per:
Authorised Signatory

Date: December 19, 2016

GREAT PANTHER SILVER LIMITED

“Robert A. Archer”

Per:
Authorised Signatory

“Jim Zadra”

Per:
Authorised Signatory

Date: December 19, 2016

Schedule 1

Nyrstar Account details:

[REDACTED: BANK ACCOUNT INFORMATION]

Schedule 2

Plant and Equipment list

[REDACTED: LIST OF PLANT AND EQUIPMENT]

Schedule 3
Mining Concessions held by Nyrstar Coricancha S.A.

#	Name	Registry Number	#	Name	Registry Number
1	ALBERTO	02007026	66	LAS SIETE ESTRELLAS A - 1	02033001
2	ANIMAS	02007020	67	MAC DONALD A-1	02033041
3	ARURI	02006846	68	MAÑUCA	02006598
4	ARURI CATORCE	02016332	69	NUEVO SAN ISIDRO LABRADOR 1	11900761
5	ARURI CINCO	02006849	70	NUEVO TAMBORAQUE 1	11654843
6	ARURI CUATRO	02006848	71	NUEVO TAMBORAQUE 2	11654685
7	ARURI DIECINUEVE	02026524	72	NUEVO TAMBORAQUE 3	11650729
8	ARURI DIECIOCHO	02027098	73	NUEVO TAMBORAQUE 4	11651357
9	ARURI DIECISEIS	02016335	74	OYAMA	02006607
10	ARURI DIECISIETE	02018471	75	PIZARRO	02033034
11	ARURI DIEZ	02012065	76	PRECAUCION	02006864
12	ARURI DOS	02006847	77	PROBABLE	11650074
13	ARURI NUEVE	02006871	78	RESERVA	02006606
14	ARURI OCHO	02006865	79	SAN ANTONIO	02002678
15	ARURI ONCE	02011691	80	SAN ANTONIO	02007031
16	ARURI QUINCE	02016333	81	SAN FRANCISCO	02007032
17	ARURI SEIS	02006850	82	SAN ISIDRO LABRADOR DE HUAROCHIRI	02033061
18	ARURI SIETE	02006863	83	SAN JOSE	02007028
19	ARURI TRECE	02016331	84	SANTA ROSA DE COLQUIPALLANA	02006608
20	ARURI VEINTE	02026523	85	TAMBORAQUE	02006873
21	ARURI VEINTICINCO	02032957	86	TAMBORAQUE CINCO	02006876
22	ARURI VEINTICUATRO	02027437	87	TAMBORAQUE CUATRO	02006881

23	ARURI VEINTIDOS	02027440	88	TAMBORAQUE DOS	02006872
24	ARURI VEINTITRES	02027439	89	TAMBORAQUE OCHO A	02015047
25	ARURI VEINTIUNO	02026651	90	TAMBORAQUE SEIS	02016346
26	CATALINA	02007025	91	TAMBORAQUE SEIS-A	02015046
27	CHAUPICHACA	02006534	92	TAMBORAQUE SIETE	02016347
28	CIPRIANO	02006599	93	TAMBORAQUE SIETE-A	02016348
29	CIPRIANO SEGUNDO	02006600	94	TAMBORAQUE TRES	02006875
30	COLQUIPALLANA	02008195	95	TARUGO	02008239
31	COLQUIPALLANA DOS	02008196	96	TRIANGULO	02006837
32	CONSTANCIA	02007021	97	TRINIDAD	02007030
33	CONSUELO	02007027	98	VISO CINCO	02033063
34	CORICANCHA 98	02033084	99	WELLINGTON	02002679
35	CORIPALLANA	02033060	100	YAHUAR-HUACCAC	02006840
36	CUERNOS PAMPA	02029692	101	MUZ	11905937
37	CUERNOS PAMPA UNO-A	02027269	102	SULU I	12064148
38	DEMASIA CORICANCHA	02006641	103	EXPLORADOR Nº 4A	12063828
39	DEMASIA Nº 2	02033062	104	RENZO 2003	12064160
40	ESPERADA 95	02032961	105	BUB	12065649
41	ESPERANZA	02006657	106	DEMASIA ANGELITO Nº 12	12088641
42	ESPERANZA NUMERO CINCO	02006645	107	URANMAYO CUATRO	11845360
43	ESPERANZA SEGUNDA	02006644	108	KABIL 2007	12114338
44	ESPERANZA TERCERA	02027324	109	CORICANCHA 2007	12114658
45	FORTUNA 97	02031362	110	CMSJ 2007	12183991
46	GAUCHO	02006841	111	MAC DONALD	12183982
47	GINA	02031163	112	URANMAYO SEIS	12026702
48	GINA - A2	02031164	113	JUANITA IX	11845369
49	HERRIOT	02033073	114	JUANITA X	11845370

50	HERRIOT A-1	02033045	115	MASH 1	12613584
51	HERRIOT A-3	02033044	116	MASH 2A	12613610
52	HIDALGO	02033035	117	MASH 6	12689426
53	HIDALGUIA	02033059	118	MASH 3	Application (Pending)
54	HIDALGUIA - A	02033043	119	MASH 07	Pending
55	HUASCAR	02033074	120	MASH 08	Pending
56	HUASCAR NOVENO	02031269	121	MASH 10	Pending
57	HUASCAR QUINTA	02026039	122	MASH 11	Pending
58	HUASCAR SEGUNDO	02033075	123	MASH 13	Pending
59	HUASCAR SEPTIMO	02029414	124	MASH 14	Pending
60	HUASCAR SEXTO	02031257	125	MASH 15	Pending
61	HUAYNA CAPAC EL GRANDE	02006643	126	MASH 16	Pending
62	INTI HUATANA	02006839	127	MASH 17	Pending
63	LA NIKELIFERA	02007037	128	TAMBORAQUE II	02029552
64	LARGA VISTA	02003073	129	CONCENTRADORA TAMBORAQUE	02028733
65	LAS SIETE ESTRELLAS	02033006

Peasant Community Surface Right Agreements:

COMMUNITY	DETAILS	TERM OF DURATION			ANNUAL COST (S/.)	STATUS
		YEARS	DATE
			START	END
C. Campesina San Antonio	Usufruct for 6.985 hectares - Zona de Planta (Cerro Tamboraque)	6	28 June 2013	27 June 2019	18,000	Executed
C. Campesina San Antonio	Easement Agreement related to the Operation Access (pedestrian access to the Tamboraque Plant)	Indefinite term	3 October 2013	-	14,400 (as unique compensation)	Executed
C. Campesina Viso	Usufruct for 280.0 hectares - Zona de Mina (this area covers the mine and is required for the operation of the project)	6	October 2013	October 2019	S/. 35,000 (when Coricancha not operate) US$ 30,000 (when Coricancha operate)	Executed
C. Campesina San Mateo de Huanchor	Usufruct for 40 hectares - Zona de Relaves (tailings area)	10	30 January 2008	30 January 2018	180,000 (for 10 years)	Executed

Real Property:

Location/Area	Registration	Lien
Item No.

Block N° 1 District of San Mateo, Province of Huarochirí.	07012780	Mortgage over
Lima		these properties for
an amount up to
Area:132,663.61m2		US$ 10’000,000
registered in favor
Block N° 2 District of San Mateo, Province of Huarochirí.	07012781	of Natexis Banques
Lima		Populaires

Area: 78,136 m2		This mortgage was
released by Natexis
Rural Property – Mayoc District of San Mateo, Province of	11094904	Banques Populaires
Huarochirí		pursuant to Public
Deed dated 12
Area: 6.12 Ha		March 2010
granted by the
Notary in Lima
Ricardo Ortiz de
Zevallos Villarán

Schedule 4
Existing Liens

[REDACTED: LIST OF EXISTING LIENS]

Schedule 5

Pending Permits

[REDACTED: LIST OF PENDING PERMITS]

Schedule 6

Legal rights, personnel and assets that shall be transferred by the Company to Related Bodies Corporate of Nyrstar

Personnel

[REDACTED: LIST OF PERSONNEL]

Mining Concessions not subject to transfer under the SPA:

[REDACTED: LIST OF MINING CONCESSIONS]

Mining Lease Agreement:

[REDACTED: DESCIRPTION OF MINING LEASE AGREEMENT]

Information Technology Assets:

[REDACTED: LIST OF TECHNOLOGY ASSETS]

Schedule 7

Reorganization Plan

[REDACTED:      DETAILS OF NYRSTAR INTERNAL REORGANIZATION PLAN]

Schedule 8

Net working capital calculation

For the purposes of the warranty in clause 14(bb), “net working capital” will be calculated as follows:

•	“current assets” of the Company as calculated in accordance with IFRS, excluding cash, and including, without limitation, each of the following line items:

Accounts receivable
Commercial
Guarantee deposits
IGV Receivable
Advances for Suppliers
Other receivables
Inventories
Inventories in progress including concentrates
Spare parts
Prepaid expenses
Insurance
Current income tax assets
Other deferred charges

less,

•	“current liabilities” as calculated in accordance with IFRS and including, without limitation, each of the following line items,

Current liabilities
Personnel
Suppliers (payables)
Other taxes payable
Other payables
Provisions

In preparing each of the line items included in “current assets” and “current liabilities”, the accounting principles, policies and practices adopted by Nyrstar in the preparation of the Interim Financial Statements for the Company will be applied.

Schedule 9

Form of guarantee

PARENT COMPANY GUARANTEE

This Parent Company Guarantee (the “Guarantee”) is entered into on [date] but is subject to, and only effective from, “Completion” (the “Effective Date”) as defined in the Share Purchase Agreement (the “SPA”) dated [date] between Nyrstar Coricancha S.A., Nyrstar International B.V., Nyrstar Netherlands (Holdings) B.V., Great Panther Silver Peru S.A.C., and Great Panther Silver Limited.

BY AND BETWEEN:

(1)

NYRSTAR NV, a corporation, organised and existing under the laws of Belgium, with registered office at Zinkstraat 1, 2490 Balen, Belgium, registered with the Register of Legal Persons under enterprise number RPR 0888.728.945 (Turnhout) (the “Guarantor”);

(2)	NYRSTAR CORICANCHA S.A., of Av. La Paz 1298 Miraflores, Lima 18, Peru (the “Company”); and

(3)	GREAT PANTHER SILVER PERU S.A.C., of Av. Jose Larco, Nro. 1301, Piso 20, Peru (the “Purchaser”); and

(4)

GREAT PANTHER SILVER LIMITED, a corporation existing under the law of the Province of British Columbia, Canada and having its head office at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6 (“GPS”).

RECITALS:

Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (the “Obligors”) have entered into the SPA with the Company, the Purchaser and GPS pursuant to which the Purchaser will complete the purchase from the Obligors all of the issued and outstanding shares of the Company effective as of the Completion.

On the date hereof, each Obligor is a 100% subsidiary (dochtervennootschap / filiale) of the Guarantor.

As a condition to the Completion under the SPA, the Obligors have entered into a mine closure agreement with the Company dated effective the date of Completion (the “MCA”).

It is further a condition of the Completion under the SPA that the Guarantor enter into this Guarantee in favour of the Company, the Purchaser and GPS as beneficiaries (the “Beneficiaries”) with effect as at Completion.

For the purposes of this Guarantee “Business Day” means a day, other than a Saturday or Sunday, on which banks are open for the transaction of general banking business and the settlement of payments in Brussels, Belgium.

IT HAS BEEN AGREED AS FOLLOWS:

1.	GUARANTEE

1.1.	The Guarantor irrevocably and unconditionally guarantees to the Beneficiaries the due and punctual payment and performance by the Obligors of the following obligations (the “Guaranteed Obligations”):

(a)	the obligations of the Obligors set forth in clause 2 of the MCA; and

(b)	the obligations of the Obligors set forth in clause 5(h) and clause 6 of the SPA.

1.2.	The Guarantor agrees that the Guaranteed Obligations are guaranteed for the benefit of the Beneficiaries as follows:

(a)	the Company and GPS with respect to the obligations of the Obligors set forth in:

(i)	clause 2 of the MCA; and

(ii)	clause 5(h) of the SPA, insofar as, and to the extent that, the agreements of Nyrstar in clause 5(h) are for the benefit of the Company; and

(b)	the Purchaser and GPS with respect to the obligations of the Obligors set forth in:

(i)	clause 6 of the SPA; and

(ii)	clause 5(h) of the SPA, insofar as, and to the extent that, the agreements of Nyrstar in clause 5(h) are for the benefit of the Purchaser.

1.3.

The Beneficiaries shall first request payment and performance of the Guaranteed Obligations by the Obligors under the MCA and the SPA, as applicable, but shall not be bound to exhaust their recourse (or, in the case of the Purchaser, cause the Company to exhaust its recourse) against the Obligors or others or under any security or take any other action or legal proceeding before being entitled to payment from Guarantor under this Guarantee.

1.4.

Guarantor shall have no obligation to make any payment under this Guarantee until Guarantor has received a written demand from a Beneficiary. Upon receipt of a written demand for payment from a Beneficiary under this Guarantee, the Guarantor will make all payments required under this Guarantee within five (5) Business Days after receipt of such written demand in the currency of payment under the MCA or the SPA, as applicable.

1.5.

The amount recoverable from the Guarantor under this Guarantee will not exceed the principal amount otherwise owing or due from the Obligors under the Guaranteed Obligations, and in any event will not exceed the following amounts (the “Maximum Guaranteed Amounts”):

(a)	with respect to the guarantee of the Guaranteed Obligations under clause 2 of the MCA, the amount of US$9.7 million; and

(b)	with respect to the guarantee of the Guaranteed Obligations under clause 6 of the SPA, the amount of US$20 million.

The Guaranteed Obligations with respect to clause 5(h) of the SPA will not be subject to the foregoing Maximum Guaranteed Amounts and will be subject to the provisions of the SPA regarding these obligations.

1.6.

The obligations of Guarantor under this Guarantee shall be absolute and unconditional and shall remain in full force and effect until the entire Guaranteed Obligations shall have been paid in cash or performed in full. Except as specifically otherwise provided in this Guarantee, such obligations shall not be affected, modified or impaired upon the happening from time to time of any event, including without limitation any of the following, whether or not with notice to, or the consent of, Guarantor:

(a)	the waiver, surrender, compromise, settlement, release or termination of any or all of the obligations, covenants or agreements of the Obligors under a relevant agreement;

(b)	the failure to give notice to Guarantor of the occurrence of a default under a relevant agreement;

(c)	the extension of the time for performance of or the giving of any other indulgence in relation to the Guaranteed Obligations;

(d)	the modification, amendment, alteration or replacement (whether material or otherwise) of any obligation, covenant or agreement set forth in a relevant agreement;

(e)	the taking or the omission of any of the actions referred to in a relevant agreement including any acceleration of sums owing under such agreement;

(f)	any failure, omission, delay or lack on the part of a Beneficiary to enforce, assert or exercise any right, power or remedy conferred on it in a relevant agreement;

(g)

the voluntary or involuntary liquidation, winding-up, dissolution, sale or other disposition of all or substantially all the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment of, or other similar proceedings affecting Guarantor or the Obligors or any of the respective assets of either of them, or any allegation or contest of the validity of this Guarantee in any such proceeding;

(h)	any amalgamation, merger or consolidation of the Obligors or of its business or affairs;

(i)	any change in the name, objects, capital stock, constating documents or by-laws, ownership or control of the Obligors;

(j)

unless otherwise expressly provided for in a relevant agreement, any right or alleged right of set-off, counterclaim, appropriation or application or any claim or demand that Guarantor may have or may allege to have against any Beneficiary or any other person;

(k)

any defense based upon any legal disability of the Obligors or, to the extent permitted by law, any release, discharge, reduction or limitation of or with respect to any sums owing by the Obligors or any other liability of the Obligors to any of the Beneficiaries;

(l)	to the extent permitted by law, the release or discharge by operation of law of Guarantor from the performance or observance of any obligation, covenant or agreement contained in this Guarantee;

(m)	the default or failure of Guarantor fully to perform any of its obligations set forth in this Guarantee; or

(n)

any other circumstances which might otherwise constitute a legal or equitable defence available to, or a complete or partial discharge of, the Obligors in respect of the Guaranteed Obligations or of Guarantor in respect of their guarantee hereunder.

1.7.

Guarantor assumes responsibility for being and remaining informed of the financial condition of the Obligors and of all other circumstances bearing upon the risk of nonpayment of amounts owing under the MCA and the SPA, as applicable, which diligent inquiry would reveal and agrees that no Beneficiary shall have any duty to advise Guarantor of information known to it regarding such condition or any such circumstances.

1.8.

Any resolution of disputes against the Obligors in accordance with the MCA and the SPA, as applicable shall be binding on Guarantor (whether or not Guarantor was party to such resolution) and Guarantor hereby irrevocably waives any and all defenses to payment under this Guarantee which have not been raised and resolved under the relevant agreement.

1.9.

Guarantor agrees to pay all reasonable costs, expenses and fees, including all reasonable legal fees, which may be incurred by the Beneficiaries in enforcing or attempting to enforce this Guarantee following any default on the part of Guarantor hereunder, whether the same shall be enforced by suit or otherwise. In no event shall the Guarantor be subject under this Guarantee to consequential damages, special damages, incidental damages, indirect damages, lost profits, unrealized expectations or similar items in relation to this Guarantee or the MCA and the SPA, as applicable.

1.10.	If any payment by the Guarantor to any Beneficiary is rescinded or must be returned by a Beneficiary, the obligations of Guarantor hereunder shall be reinstated with respect to such payment.

1.11.

No delay on the part of a Beneficiary in exercising any of its rights, nor will any partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this Guarantee, shall be deemed to be made by a Beneficiary unless the same shall be in writing, duly signed by the Beneficiary and each such waiver or modification, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of the Beneficiaries or the liabilities of Guarantor hereunder in any other respect or at any other time.

1.12.

Guarantor covenants that so long as it has any outstanding obligations under this Guarantee, it will maintain its corporate existence, will not dissolve, sell or otherwise dispose of all or substantially all of its assets, in one or a series of transactions, and will not combine or consolidate with, amalgamate or merge into another corporation or voluntarily permit one or more other corporations to combine or consolidate with, amalgamate or merge into it unless the surviving entity (after such combination, consolidation, amalgamation or merger) is a Creditworthy Successor or transferee(s) (after such asset sale or series of asset sales) or a Permitted Replacement Guarantor who delivers to the Beneficiaries a Replacement Guarantee. For the purposes of this Section 1.12, the following terms will have the following meanings:

(a)

“Creditworthy Successor” means: (i) any successor who, at the time it becomes a successor: (A) if it is a rated entity, has a rating of at least: (a) “Ba2” from Moody’s Investors Service, Inc. or its successors; or (b) “BB” from Standard & Poor’s, a division of the McGraw Hill Companies, Inc. or its successors, or (c) “BB” from Dominion Bond Rating Service Limited, or its successors; or (B) if it is an unrated entity, has reported equity of at least US$750 million; or (iii) such other person or persons agreed to by the Beneficiary, acting reasonably;

(b)

“Permitted Replacement Guarantor” means any of (i) any one or more persons who, at the time of issuance of a Replacement Guarantee: (A) if it is a rated entity, has a rating of at least: (a) “Ba2” from Moody’s Investors Service, Inc. or its successors; or (b) “BB” from Standard & Poor’s, a division of the McGraw Hill Companies, Inc. or its successors, or (c) “BB” from Dominion Bond Rating Service Limited, or its successors; or (B) if it is an unrated entity, has reported equity of at least US$750 million; or (iii) such other person or persons agreed to by the Beneficiary, acting reasonably; and

(c)

“Replacement Guarantee” means a guarantee substantially similar in form and on substantially similar terms and conditions to this Guarantee, executed and delivered by any Permitted Replacement Guarantor.

2.	REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants that:

2.1.

The Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power to execute, deliver and perform this Guarantee.

2.2.

The execution, delivery and performance of the Guarantee have been and remain duly authorized by all necessary corporate action and do not contravene any provision of law or the Guarantor's constitutional documents or any contractual restriction binding on the Guarantor or its assets.

2.3.

This Guarantee has been duly authorized, executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditor's rights and to general equity principles.

2.4.

No authorization or approval or other action by, and no notice to or filing with, any governmental body is required for the due execution, delivery and performance by Guarantor of its obligations under this Guarantee.

3.	EFFECTIVE DATE AND TERMINATION

3.1.	This Guarantee shall become effective upon the Effective Date.

3.2.	This is a continuing guarantee and shall continue in force from the Effective Date until the earlier of the time when:

(a)	all Guaranteed Obligations have been fulfilled or such Guaranteed Obligations have otherwise ceased to be operative in accordance with the terms of MCA and the SPA, as applicable;

(b)

with respect to the Guaranteed Obligations under Clause 2 of the MCA and clause 6 of the SPA only, the Guarantor has paid to the Beneficiary the Maximum Guaranteed Amounts contemplated by clause 1.3 (being the “Expiry Date”) under this Guarantee; or

(c)	with respect to the Guaranteed Obligations under Clause 2 of the MCA and clause 6 of the SPA only, automatic termination of this Guarantee in accordance with Section 5.8 of this Guarantee.

3.3.	Upon this Guarantee ceasing to be in force, the original copy of the Guarantee will be returned to Guarantor.

4.	GOVERNING LAW AND JURISDICTION

This Guarantee is governed by and construed in accordance with the laws of England and Wales. Any dispute arising in connection with this Guarantee shall be submitted to the exclusive jurisdiction of the courts England and Wales.

5.	MISCELLANEOUS

5.1.	Liability

No Beneficiary or any of its agents shall be liable by reason of taking any action in connection with this Guarantee, except in the case of its willful misconduct.

5.2.	Beneficiary’s rights

The rights, powers and discretions of the Beneficiaries herein are additional to and not exclusive of those provided by law, by any agreement with or other security in favour of the Beneficiaries.

5.3.	No Waiver

No waiver of any of the terms of this Guarantee shall be effective unless set out in a written document signed by a Beneficiary. Any waiver may be on such terms as the Beneficiary sees fit.

5.4.	Entire Agreement

This Guarantee shall supersede any prior agreements and undertakings between the parties hereto with respect to the subject matter of this Guarantee. This Guarantee shall be binding upon the Guarantor and its successors, executors and administrators.

5.5.	Amendments

This Guarantee may not be amended, supplemented or otherwise modified, except by a written instrument executed by the parties hereto.

5.6.	Illegality

The invalidity or unenforceability of any one stipulation or clause of the present Guarantee shall not result in the invalidity or unenforceability of any other provision of the Guarantee or of the Guarantee as a whole. In the event that the validity or enforceability of any provision of this Guarantee is jeopardised or seriously challenged, the parties hereto undertake to do whatever is reasonably necessary or advisable, including effecting such applications or filings, or restructurings of the provision in question, so as to be able to lawfully maintain such provision in full force and effect or to substitute another provision that has economically and substantially the same effect for all parties hereto.

5.7.	Notices

Any notice, demand or other communication (for the purpose of this Section 5.7 a “notice”) to be given by a party under, or in connection with, this Guarantee shall be in writing and signed by or on behalf of the party giving it.

Any notice shall be served to a party by sending it by fax to such party’s fax number as set out below, by e-mail to such party’s e-mail address as set out below, or by delivering it by hand to such party’s address as set out below, and, where applicable, marked for the attention of the relevant person set out below (or such other person as otherwise notified from time to time in accordance with the provisions of this Section 5.7):

(a)	in case of a notice to the Guarantor:

Name:	Nyrstar NV
For the attention of:	[REDACTED: DETAILS OF CONTACT INFORMATION]
Address:	[REDACTED: DETAILS OF CONTACT INFORMATION]
Fax:	[REDACTED: DETAILS OF CONTACT INFORMATION]
E-mail:	[REDACTED: DETAILS OF CONTACT INFORMATION]

(b)	in case of a notice to the Beneficiaries:

Name:	Great Panther Silver Limited
For the attention of:	[REDACTED: DETAILS OF CONTACT INFORMATION]
Address:	[REDACTED: DETAILS OF CONTACT INFORMATION]
Fax:	[REDACTED: DETAILS OF CONTACT INFORMATION]
E-mail:	[REDACTED: DETAILS OF CONTACT INFORMATION]

Any notice so served shall be deemed to have been duly given or made as follows: (i) if sent by fax, at the time of transmission, (ii) if sent by e-mail, at the time of transmission (provided that the notice is confirmed by means of a delivery by fax or by hand), and (iii) in the case of delivery by hand, when delivered.

In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon, that the facsimile transmission was made and a facsimile confirmation report was received or that the e-mail transmission was made and a e-mail receipt report was generated (and the confirmation fax or delivery was properly made as set forth above), as the case may be.

A party may notify the other party to this Guarantee of a change to its name, relevant addressee, address, e-mail address or fax number for the purposes of this Section 5.7, which change shall only become effective on the fifth day after the notice of change shall be deemed to have been duly given or made.

5.8.	No Assignment or Transfer

(a)

This Guarantee is personal to the Beneficiaries. No Beneficiary may assign, transfer or otherwise deal with this Guarantee. This Guarantee will automatically terminate upon any actual or purported assignment, transfer or other dealing by or on behalf of a Beneficiary.

(b)	This Guarantee will automatically terminate, with respect to the Guaranteed Obligations under Clause 2 of the MCA and clause 6 of the SPA only, if:

(i)

the Purchaser (or an affiliate) Disposes of any interest in the Company (including through a Disposal of the Purchaser by GPS, or a Disposal of any person or persons who directly or indirectly own the Purchaser); or

(ii)	the Company (or an affiliate) Disposes of any interest in the Coricancha Mine Complex.

(c)	For the purposes of paragraph (b), “Dispose” means, in relation to a person or property:

(i)

to sell, offer for sale, transfer, assign, swap, surrender, joint venture, gift, create or allow to exist an option or trust over or otherwise deal with or dispose of that person or property (or any legal or beneficial interest in it or part of it);

(ii)	to do anything which has the effect of placing a person in substantially the same position as if that person had done any of the things specified in paragraph (i); or

(iii)	authorise, or agree conditionally or otherwise to do, any of the things referred to in paragraph (i) or (ii),

5.9.	Business Days

Except as otherwise provided in this Guarantee, if any date on which a payment is to be made, notice is to be given or other action taken hereunder is not a Business Day, then such payment, notice or other action shall be made, given or taken on the next succeeding Business Day in such place, and in the case of any payment, interest shall accrue for the delay.

-Signature page follows-

IN WITNESS WHEREOF, the parties hereto have initialed each page of this Guarantee, and have signed and executed this Guarantee in two (2) originals on the day and year first written above, and each party acknowledges the receipt of one original.

(1)	NYRSTAR NV

By:
Name:
Title:

(2)	GREAT PANTHER SILVER PERU S.A.C.

By:
Name:
Title:

(3)	NYRSTAR CORICANCHA S.A.

By:
Name:
Title:

(4)	GREAT PANTHER SILVER LIMITED

By:
Name:
Title:

Schedule 10

Earn Out Agreement

THIS AGREEMENT IS DATED [insert date of Completion].

BETWEEN:

NYRSTAR CORICANCHA S.A.
Av. La Paz 1298
Miraflores, Lima 18
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar” or “Existing Shareholders”)

And

GREAT PANTHER SILVER PERU S.A.C.
Av. Jose Larco, Nro. 1301, Piso 20
Lima, Peru
(hereinafter called the “Purchaser”)

And

GREAT PANTHER SILVER LIMITED
800-333 Seymour Street
Vancouver, British Columbia, Canada
V6B 5A6
(hereinafter called “GPS”)

WHEREAS:

A.

The Purchaser has agreed to purchase all the shares in the Company from Nyrstar on the terms and conditions of a share purchase agreement dated December [ ], 2016 (the “Share Purchase Agreement”) and consequently will, on Completion, become the owner and holder 100 per cent of the issued share capital of the Company.

B.

In connection with the transactions contemplated by the Share Purchase Agreement, and in accordance with the terms and conditions hereof, the Purchaser and Nyrstar have agreed that a portion of the consideration for the Share Purchase Agreement is to be calculated and paid pursuant to this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION AND DEFINITIONS

1.1	Capitalized Terms

All capitalized terms not otherwise defined in this Agreement shall have the meanings assigned thereto in the Share Purchase Agreement.

1.2	Definitions

In this Agreement:

(a)	“Agreement” means this Earn Out Agreement, including the recitals, all as amended, from time to time;

(b)

“Capital Expenditures” means amounts that are expended by the Company, the Purchaser and GPS on property, plant and equipment and intangible assets associated with the Mine which are recorded as assets under IFRS;

(c)	“Chief Financial Officer” means the chief financial officer of GPS;

(d)	“Cumulative Free Cash Flow” means the cumulative Free Cash Flow generated from the Mine during the relevant measurement period, as determined in accordance with the terms of this Agreement;

(e)

“Date of Commencement of Commercial Production” means the date after Completion which is the first day of the first three month period (whether calendar months or otherwise) during which period the average rate of production at the Mine is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant);

(f)	“Earn-Out Consideration Maximum” means an amount equal to US$10,000,000;

(g)

“Earn-Out Consideration Statement” means a statement setting forth the calculation of the Start-Up Capital Expenditures, the Start-Up Operating Expenditures, the Cumulative Free Cash Flow and, if applicable, the Earn-Out Consideration for each fiscal year of GPS, which statement will be signed by the Chief Financial Officer;

(h)	“Earn-Out Period” means the period commencing upon the Trigger Date and ending on the Earn-Out Period End Date;

(i)	“Earn-Out Period End Date” means the date that is the earlier of:

(i)	five years from the Trigger Date, and

(ii)

the date on which the Cumulative Free Cash Flow generated from the Mine since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under this Agreement will equal the Earn-Out Consideration Maximum;

(j)

“Free Cash Flow” means, during any fiscal period, the net income or loss of Mine determined in accordance with IFRS, with adjustment for amounts specified in Schedule 1 of this Agreement, each as determined in accordance with IFRS;

(k)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied;

(l)	“Mine” means the Coricancha Mine Complex;

(m)	“Mine Closure and Reclamation Agreement” means the mine closure and reclamation agreement dated as of the date of this Agreement and executed by the Parties pursuant to the Share Purchase Agreement;

(n)

“Neutral Accountant” means a certified public accounting based in Canada firm mutually agreed upon by the Company and Nyrstar, it being agreed that any of the “big four” accounting firms will be acceptable to the parties so long as such Person does not have an actual conflict of interest that would impair such Person’s ability to impartially determine any issue presented to it pursuant to this Agreement. If the Company and the Seller Representative cannot agree on a nationally recognized certified public accounting firm to serve as the Neutral Accountant within ten (10) days after either Party notifies the other of its intent to submit such dispute to the Neutral Accountant, then the Neutral Accountant shall be designated by GPS as one of the “big four” accounting firms that is not the auditor for GPS or Nyrstar.

(o)

“Start-Up Capital Expenditures” means the total Capital Expenditures incurred in connection with the reactivation and start-up of the Mine for the period from the date of this Agreement to the Date of Commencement of Commercial Production;

(p)

“Start-Up Operating Expenditures” means the net income or loss of the Mine determined in accordance with IFRS for the period from the date of this Agreement to the date of Commencement of Commercial Production, with adjustment for the following amounts, each as determined in accordance with IFRS:

(i)	addition of depreciation and amortization;

(ii)	addition of non-cash expenses or losses (such as unrealized foreign exchange losses), and the deduction of any non-cash gains (such as unrealized foreign exchange gains); and

(iii)	addition of any deferred income tax expense, and deduction of any deferred income tax recovery;

(q)	“Start-Up Expenditures” means the total of (i) the Start-Up Capital Expenditures, and (ii) the Start-Up Operating Expenditures;

(r)

“Sustaining Capital Expenditures” means, for each fiscal period, the Capital Expenditures for such fiscal period that are incurred to sustain and maintain existing assets at Mine at their then current productive capacity in order to achieve constant planned levels of productive output, as such Capital Expenditures are determined from time to time by the Company consistent with the computation made by GPS for the purposes of determining “all-in sustaining costs” as reported by GPS in its regulatory filings, with reference to the guidance on calculation of “all-in sustaining costs” issued by the World Gold Council;

(s)	“Termination Date” means the date on which Nyrstar has been paid all of the Earn-Out Consideration for the Earn-Out Period (subject to withholding in accordance with the Share Purchase Agreement);

(t)	“Trigger Date” means the date on which the aggregate Cumulative Free Cash Flow from the Date of Commencement of Commercial Production has equaled or exceeded the amount of the Start-Up Expenditures.

1.2	Accounting Terms

Unless otherwise specified, whenever reference is made in this Agreement to a calculation to be made or an action to be taken in accordance with IFRS, such calculation shall be made or action taken in accordance with IFRS applicable as at the time such calculation is required to be made or action is to be taken, consistently applied.

1.3	Currency

Unless otherwise specified, any reference to “$” or “dollar” shall refer to lawful currency of the United States of America (“US Dollars”), and any amount advanced, paid or calculated is to be advanced, paid or calculated in US Dollars.

1.4	Headings

The headings used in this Agreement, and its division into articles, sections, schedules, and other subdivisions, do not affect its interpretation.

1.5	Including

Where the word “including” or “includes” is used in this Agreement, it means “including (or includes), without limitation”.

1.6	Number and Gender

Unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing gender include all genders.

1.7	References to Parties

Unless otherwise specified, every reference to a Party to this Agreement shall extend to and include (as the context requires) such Party’s successors and permitted assigns, as if specifically named.

1.8	References to this Agreement

Unless otherwise specified, the terms “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Subsection, Clause, Schedule or other portion of this Agreement.

1.9	Statutory References

Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

1.10	Time

Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

1.11	Time Periods

In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. Vancouver, British Columbia time on the last day of the period. If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. Vancouver, British Columbia time on the next Business Day.

1.12	Interpretation of this Agreement

The Parties acknowledge that they have each participated in settling the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

1.13	Condition

This Agreement is subject to, and will only have effect from, Completion occurring in accordance with the Share Purchase Agreement.

ARTICLE 2
EARN-OUT CONSIDERATION

2.1	Earn-Out Consideration

Subject to the terms and conditions of this Agreement, the Purchaser will pay, or will cause the Company to pay, to Nyrstar the earn-out consideration in respect of the Earn-Out Period (the “Earn-Out Consideration”) as additional consideration for the sale of the Company pursuant to the Share Purchase Agreement, which obligations will be guaranteed by GPS in accordance with the Share Purchase Agreement. Subject to clause 2.5, the Earn-Out Consideration will be determined and paid as follows:

(a)

the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company during the Earn-Out Period, calculated and paid at the end of each relevant fiscal year of GPS during the Earn-Out Period;

(b)

with respect to the initial fiscal year of the Earn-Out Period during which the Trigger Date has occurred, the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company from the Trigger Date to the last date of this initial fiscal year;

(c)

with respect to the final fiscal year of the Earn-Out Period, the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company from the first date of this final fiscal year to the Earn-Out Period End Date;

(d)	no Earn-Out Consideration will be payable with respect of any Free Cash Flow of the Company after the expiry of the Earn-Out Period;

(e)	the Company will calculate the Earn-Out Consideration within 90 days of the end of a relevant fiscal year of GPS during the Earn-Out Period; and

(f)	the Earn-Out Consideration will be paid to Nyrstar within 105 days of the end of a relevant fiscal year of GPS during the Earn-Out Period, provided that:

(i)

the Purchaser must, in the manner contemplated by clause 3(c) of the Share Purchase Agreement, withhold amounts payable to Nyrstar on account of Earn-Out Consideration, and any amounts so withheld will be treated as having been paid to Nyrstar on account of the Earn-Out Consideration; and

(ii)

the Purchaser or the Company will be entitled to withhold payment of amounts on account of the Earn-Out Consideration in the manner contemplated by, and otherwise subject to the provisions of, the Share Purchase Agreement.

2.2	Calculation of Free Cash Flow

Cumulative Free Cash Flow will be calculated for the purposes of determining the Trigger Date as follows:

(a)	the Purchaser will calculate the Cumulative Free Cash Flow based on each quarterly fiscal reporting period of GPS;

(b)	the calculation of Cumulative Free Cash Flow will commence on the Date of Commencement of Commercial Production;

(c)

Cumulative Free Cash Flow will account for both positive and negative Free Cash Flow during each fiscal reporting period, such that positive Free Cash Flow during a fiscal reporting period will increase the Cumulative Free Cash Flow and negative Free Cash Flow during a reporting period will decrease the Cumulative Free Cash Flow; and

(d)	negative Free Cash Flow following the Trigger Date will have no impact on the determination of whether the Trigger Date has occurred.

2.3	Termination of Earn-Out

The obligations of the Purchaser under this Agreement to pay (or procure the Company to pay) the Earn-Out Consideration will terminate on the Termination Date, provided that the Purchaser will be obliged to pay (or procure the Company to pay) any Earn-Out Consideration which it is otherwise withholding in accordance with the Share Purchase Agreement as at the Termination Date if it subsequently ceases to be entitled to withhold such consideration under the Share Purchase Agreement.

2.4	Earn-Out Consideration Maximum

Notwithstanding anything else in this Agreement, in no event will the Earn-Out Consideration paid by the Purchaser or the Company exceed the Earn-Out Consideration Maximum.

2.5	Change of GPS Fiscal Year

In the event of any change by GPS of its fiscal year during the Earn-Out Period:

(a)	GPS will promptly thereafter notify Nyrstar of such change, which notice will include notice of the transition fiscal period resulting from the change of fiscal year; and

(b)

the Earn-Out Consideration for the resulting transition fiscal period will be calculated and paid based on the Free Cash Flow for the transition fiscal period in accordance with the provisions of clause 2.1, with the Earn-Out Consideration calculation being completed within 90 days of the end of the transition fiscal period and the Earn-Out Consideration paid within 105 days of the end of the transition fiscal period; and

(c)	the Earn-Out Consideration for subsequent periods will be calculated and paid based on the changed fiscal year.

ARTICLE 3
EARN-OUT CONSIDERATION STATEMENT

3.1	Delivery of Earn-Out Consideration Statement

The Purchaser will deliver to Nyrstar an Earn-Out Consideration Statement with respect to each fiscal year (or fiscal period in the event of a change in fiscal year) of GPS following Closing. For each fiscal year or transition period ending prior to the Termination Date, the Earn-Out Consideration Statement will be delivered to Nyrstar no later than 120 days following the last day of the fiscal year or period of GPS. In respect of the fiscal year or transition period in which the Termination Date has occurred, the Earn-Out Consideration Statement will be delivered to Nyrstar concurrently with any payment of the Earn-Out Consideration for that fiscal year or transition period.

3.2	Content of Earn-Out Consideration Statement

Each Earn-Out Consideration Statement will include a detailed description of the calculation of the Cumulative Free Cash Flow used to determine the Earn-Out Consideration in accordance with this Agreement. The Earn-Out Statement will specifically include:

(a)

the Start-Up Capital Expenditures and Start-Up Operating Expenditures, and the total Start-Up Expenditures, incurred to the end of the fiscal year or transition period in respect of which the Earn-Out Statement is delivered;

(b)

the Free Cash Flows in respect of each quarterly fiscal period of the fiscal year or transition period, including a detailed breakdown of each of the line items included in the Free Cash Flow calculation, including Sustaining Capital Expenditures, for the quarterly fiscal period;

(c)

Cumulative Free Cash Flows, both up to the Trigger Date, and from the Trigger Date to the end of the fiscal year or transition period in respect of which the Earn- Out Consideration Statement is delivered;

(d)	the amount of any Earn-Out Consideration payable, if any; and

(e)

a description of any amounts payable to Nyrstar on account of the Earn-Out Consideration that have been withheld from Nyrstar as a result of (i) withholding and payment of taxes payable by Nyrstar in accordance with the Share Purchase Agreement, or (ii) withholding of amounts pending resolution of any Claims by the Company, the Purchaser and/ or GPS against Nyrstar in accordance with the Share Purchase Agreement.

ARTICLE 4
CONDUCT OF THE BUSINESS

4.1	Conduct of the Business

Nyrstar acknowledges that:

(a)	the Company and the Purchaser are entitled to operate the Mine and conduct the Business in a manner that is in the best interests of the Company and the Purchaser;

(b)

the Company and the Purchaser have the absolute right and sole and absolute discretion to operate (or not operate) and otherwise make decisions with respect to the operation of the Mine and conduct of the Business and to take or refrain from taking any action with respect thereto;

(c)	the Company and the Purchaser do not have any obligation to reactive or commence production at the Mine;

(d)	the Company and the Purchaser may determine to proceed with the closure of the Mine, as contemplated in the Mine Closure and Reclamation Agreement; and

(e)	the Company and the Purchaser may, at their sole and absolute discretion, determine to proceed with the closure of the Mine, as contemplated in the Mine Closure and Reclamation Agreement.

ARTICLE 5
DISPUTE SETTLEMENT

5.1	Earn-Out Dispute Settlement

Any disputes relating to the Earn-Out Consideration Statement and the calculation of the Earn-Out Consideration will be resolved as follows:

(a)

The determination of the calculation of the Earn-Out Consideration shall be final and binding on each Party on the sixtieth (60th) day after delivery to Nyrstar of a relevant Earn-Out Consideration Statement unless the Company receives from Nyrstar a written notice of objection on or prior to such date (an “Earn-Out Dispute Notice”);

(b)

Such Earn-Out Dispute Notice shall state in reasonable detail the item or items in dispute, and shall state the amount, if any, of any adjustment that Nyrstar claims should be made to the determination of the Earn-Out Consideration;

(c)

The Company shall provide to Nyrstar, on request, such information as Nyrstar may reasonably request to confirm a view that an adjustment should be made to the determination of the Earn-Out Consideration;

(d)

In the event of a dispute regarding the determination of the Earn-Out Consideration, the Company and Nyrstar shall each use commercially reasonable efforts to resolve any such objections and any such resolution shall be final and binding on all Parties;

(e)

If the Company and Nyrstar do not resolve any such dispute within thirty (30) days after the Company’s receipt of the Earn-Out Dispute Notice (an “Earn-Out Dispute Date”), then either the Company or Nyrstar may, within twenty (20) business days after such Earn-Out Dispute Date, submit any such unresolved dispute to the Neutral Accountant. In this event, the Company and Nyrstar shall direct the Neutral Accountant to resolve, within thirty (30) days following such submission, such remaining dispute, and such resolution shall be final and binding on all Parties;

(f)

Each party will provide such information in its possession as the Neutral Accountant reasonably requests, to enable it to consider the matters in dispute, and each party will copy each other party when it sends that information to the Neutral Accountant;

(g)

If neither the Company or Nyrstar submits any such unresolved dispute to the Neutral Accountant within ten (10) business days after such Earn-Out Dispute Date, the determination of the Earn-Out Consideration, as determined by the Company, shall be final and binding on all Parties;

(h)

The Neutral Accountant, in undertaking the tasks to be performed by it as provided herein, shall act as an expert and not as an arbitrator and shall only consider items in dispute as set forth in the Earn-Out Dispute Notice. The fees and expenses of the Neutral Accountant relating to a dispute pursuant to this Section 4.2(b) shall be borne solely by the Company if it is the nonprevailing Party, or solely by Nyrstar if Nyrstar is the nonprevailing Party;

(i)

For purposes of the preceding sub-section 5.1(h), the “nonprevailing Party” shall be the Party whose proposed calculation of the Earn-Out Consideration submitted to the Neutral Accountant was further from the Earn-Out Consideration as finally determined by the Neutral Accountant;

(j)

The determination by the Neutral Accountant of the portion of the Earn-Out Consideration as set forth in a notice delivered by the Neutral Accountant to the Company and Nyrstar shall be final and binding on all Parties, subject to review by a court of competent jurisdiction.

(k)

The Parties agree that the procedure set forth in this Section 5 for resolving disputes with respect to the Earn-Out Consideration shall be the first method for resolving any such disputes. The parties may only make a claim to a court of competent jurisdiction, following completion of the steps set out in this clause 5.

ARTICLE 6
NOTICES

6.1	Notices

All notices and other communications between the Parties under this Agreement shall be in writing and be deemed to have been given if delivered personally, sent by ordinary first class mail (postage prepaid) or sent by facsimile to the parties at the following addresses, facsimile numbers (or at such other address, facsimile number for such Party as shall be specified in like notice):

(a)	if to the Company, to the address or facsimile number of the Company provided on the first page of this Agreement;

(b)	if to Nyrstar, to:

C/o Nyrstar Sales & Marketing AG
[REDACTED: DETAILS OF CONTACT INFORMATION]
[REDACTED: DETAILS OF CONTACT INFORMATION]

and

(c)	if to the Purchaser, to the address or facsimile number of the Purchaser provided on the first page of this Agreement.

Any notice or other communication given personally shall be deemed to have been given and received upon delivery, any notice or other communication given by mail shall be deemed to have been given and received on the third Business Day after it is mailed and any notice or other communication given by facsimile shall be deemed to have been given and received on the first Business Day after it is sent.

In the event of any disruption, strike or interruption in the applicable postal service after mailing and before receipt or deemed receipt of a document, that document will be deemed to have been received on the seventh day following full resumption of the postal service.

The Purchaser and the Company may change their address by giving written notice of such change to Nyrstar, and Nyrstar may change its address by giving written notice thereof to the Purchaser and the Company.

ARTICLE 7
GENERAL

7.1	Documentation

The Parties hereto covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and, in particular, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters, as may be required from time to time by all regulatory or governmental bodies having jurisdiction over the Company’s affairs, or, as may be required from time to time under applicable legislation and the respective regulations thereunder.

7.2	Amendments

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each Party.

7.3	Waivers

A provision of this Agreement may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this Agreement shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non-performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non-performance.

7.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales.

7.5	Entire Agreement

Subject to the Transaction Documents, this Agreement sets forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

7.6	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

7.7	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, administrators and successors.

7.8	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

7.9	Delivery by Facsimile or Email

Any delivery of an executed copy of this Agreement by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

7.10	Assignment

Neither Party may assign the benefit of this Agreement or its rights or obligations under this Agreement to any other Person, except in accordance with the Third Party Sale provisions of the Mine Closure and Reclamation Agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

Per:
Title:
Date:

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

Per:
Title:
Date:

NYRSTAR CORICANCHA S.A.

Per:
Title:
Date:

GREAT PANTHER SILVER PERU S.A.C.

Per:
Title:
Date:

GREAT PANTHER SILVER LIMITED

Per:
Title:
Date:

Schedule 1

Free Cash Flow

“Free Cash Flow” means, during any fiscal period, the net income or loss of Mine determined in accordance with IFRS, with the adjustment for the following amounts calculated with respect to the fiscal period, each as determined in accordance with IFRS, unless otherwise noted:

(i)	addition of depreciation and amortization;

(ii)	addition of non-cash expenses or losses (such as unrealized foreign exchange losses), and the deduction of any non-cash gains (such as unrealized foreign exchange gains),

(iii)	addition of any deferred income tax expense, and deduction of any deferred income tax recovery; and

(iv)	deduction of Sustaining Capital Expenditures.

Schedule 11

Mine Closure Agreement

THIS AGREEMENT IS DATED [insert date of Completion].

BETWEEN:

NYRSTAR CORICANCHA S.A.Av. La Paz 1298
Miraflores, Lima 18
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar”)

WHEREAS the Purchaser (as defined herein) has entered into an agreement with Nyrstar to purchase of all of the shares of the Company from Nyrstar on the terms and conditions of the Share Purchase Agreement (as defined herein).

WHEREAS it is a condition to the closing of the Purchased Shares under the Share Purchase Agreement that the parties hereto (the “Parties”) enter into this Mine Closure Agreement to confirm the obligations of the Parties regarding (i) the Coricancha Mine Closure Plan and related Mine Closure Bond, and (ii) the related guarantee and indemnification obligations of the Parties.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

1.	Defined Terms

The following capitalised terms used in this Agreement have the following meanings:

“Agreement” means this Mine Closure Agreement;

“Coricancha Mine Closure Plan” means the mine closure plan for the Coricancha Mine Complex in effect as at the date of this Agreement, approved by Directorate Resolution No. 035-2010-MEM-AAM/MPC/RPP, amended by Directorate Resolution No. 219-2012-MEM-AAM and by Directorate Resolution No. 429-2014-MEM/DGAAM, as amended from time to time in order to comply with any Applicable Law or direction or order of a Governmental Body;

“GPS” means Great Panther Silver Limited, a company incorporated under the laws of the Province of British Columbia, Canada;

“Mine Closure Bond” means a mine closure guarantee letter for the Coricancha Mine Complex issued by BBVA Banco Continental, or such other Peruvian bank determined by the party which is obliged by this Agreement to procure such a letter, in favour of the Ministerio de Energia y Minas of Peru;

“Mine Closure Bond Period” means the period of three years from the date of this Agreement;

“Parties” means the Company, Nyrstar and Nyrstar International, and “Party” means any one of them as the context requires;

“Purchaser” means Great Panther Silver Peru S.A.C, a company incorporated under the laws of Peru;

“Share Purchase Agreement” means the share purchase agreement dated the [ ] day of December, 2016 between the Company, Nyrstar, the Purchaser and GPS; and

“US$” means the lawful currency of the United States of America.

Capitalized terms used in this Agreement but not defined herein will have the meaning prescribed to them in the Share Purchase Agreement.

2.	Mine Closure Bond and Liabilities

(a)	This Agreement is subject to, and will only have effect from, Completion occurring in accordance with the Share Purchase Agreement.

(b)	Subject to clause 3, the Parties agree that the Mine Closure Bond will be maintained during the Mine Closure Bond Period as follows:

(i)

Nyrstar will cause BBVA Banco Continental, or such other Peruvian bank as determined by Nyrstar from time to time, to issue the Mine Closure Bond in an amount equal to US$9,737,429 or such lesser amount required by Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) for each period of 12 months in the Mine Closure Bond Period, commencing from Completion;

(ii)

The Company will cause a Peruvian bank as determined by the Company from time to time, to issue the Mine Closure Bond in such amount which exceeds US$9,737,429 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction) for each period of 12 months in the Mine Closure Bond Period, commencing from Completion, such that aggregate of the Mine Closure Bonds referred to in paragraph (i) and this paragraph (ii) equals to the total amount of the Mine Closure Bond required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction from time to time;

(iii)	the Company may comply with its obligations under paragraph (ii) by supplementing the Mine Closure Bond organised by Nyrstar from time to time;

(iv)

each Mine Closure Bond will be in a form required by and otherwise comply with all requirements imposed by the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction);

(v)

neither Party will take any action that would reasonably be expected to cause the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) to unnecessarily increase the amount of the Mine Closure Bond, other than to the extent such action is required to comply with Applicable Law or to discharge the obligations of the Party under this Agreement;

(vi)	the responsibility for providing security in support of the Mine Closure Bond in each year of the Mine Closure Bond Period will be allocated as follows:

(A)	Nyrstar will be responsible, at its expense, for providing security for the initial US$9,737,429 amount of the Mine Closure Bond; and

(B)	the Company will be responsible, at its expense, for providing security for the amount of the Mine Closure Bond in excess of US$9,737,429;

(vii)	the maximum amount of the Mine Closure Bond to be provided by Nyrstar under this paragraph (a) will be US$9,737,429;

(viii)

without limiting Nyrstar’s rights under paragraph (c) below, in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, confirming that the Coricancha Mine Closure Plan has been completed such that the Company is no longer required to maintain the Mine Closure Bond, each Party will be entitled to the release of the security granted by the Party in favour of the bank that has issued the Mine Closure Bond then in effect;

(ix)

in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, that orders foreclosure or payout of the Mine Closure Bond such that the bank that has issued Mine Closure Bond pays out on the Mine Closure Bond, then the following will apply:

(A)

if the full amount of the Mine Closure Bond is paid out, each Party will be responsible between themselves for the liability to the relevant bank in proportion to the amount of the security provided in support of the Mine Closure Bond pursuant to this Agreement; and

(B)

if less than the full amount of the Mine Closure Bond is paid out, Nyrstar will be responsible to its bank for all amounts up to the initial US$9,737,429 and the Company and the Company will be responsible to their bank for any excess.

(c)	In the event that the Company makes a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:

(i)	the Company will give notice in writing to Nyrstar promptly after making a final, irrevocable decision to permanently close the Coricancha Mine Complex;

(ii)	within 30 days of receipt of the above notice, Nyrstar shall pay to the Company US$9,737,429, in full and final release of its obligations under the Mine Closure Bond (the ‘Closure Contribution’);

(iii)

immediately after Nyrstar pays the Closure Contribution, the Company will take all steps necessary to establish a Mine Closure Bond in the amount of US$9,737,429 (without prejudice to any Mine Closure Bond which it has already procured under this Agreement), and will give Nyrstar notice when it has done so;

(iv)	following receipt of notice referred to in paragraph (iii), Nyrstar will take all necessary steps to terminate the Mine Closure Bond that it had previously procured (in the amount of US$9,737,429);

(v)

the Company and Nyrstar will notify the Ministerio de Energia y Minas of Peru of the steps above (when they occur) so that such Ministry understands, at any given point in time, who is responsible for relevant Mine Closure Bonds;

(vi)	should the costs of closing the Coricancha Mine Complex be less than the Closure Contribution paid by Nyrstar to the Company, the Company shall promptly refund Nyrstar the difference;

(vii)	the Company will be responsible for any closure costs in excess of the Closure Contribution;

(viii)

the Company will proceed with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body;

(ix)

the Company will take reasonable commercial efforts to complete the Coricancha Mine Closure Plan as expeditiously as possible, with full consideration of engineering and Government Approval requirements and the impact of events beyond the reasonable control of the Company;

(x)

the Company will take reasonable steps to minimize the cost of the completion of the Coricancha Mine Closure Plan, provided that Nyrstar acknowledges that the Company will be entitled to follow accepted engineering practices in determining the manner in which the work required to complete the Coricancha Mine Closure Plan is carried out;

(xi)	Nyrstar will not be responsible for taking any steps to comply with (and, if necessary, carry out) the Coricancha Mine Closure Plan, or amending that plan from time to time;

(xii)	the Company will not use the Closure Contribution to pay amounts connected with:

(A)	liability for injury, death or property damage suffered or incurred in connection with the Coricancha Mine Closure Plan;

(B)

regulatory fines or sanctions incurred by the Company in connection with works connected with the Coricancha Mine Closure Plan, other than to the extent that such fines relate to the period prior to Closing;

(C)	the Company’s overhead costs;

(D)	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of an act or omission after Completion of the Company or a Related Body Corporate; or

(E)

costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of not undertaking works in accordance with the Coricancha Mine Closure Plan, as such plans may be amended from time-to- time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation; and

(xiii)	Nyrstar will have no liability or obligation to reimburse the Company for costs of completion of the Coricancha Mine Closure Plan that are in excess of US$9,737,429.

(d)	In the event that the Company does not make a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:

(i)

the Company will make arrangements for the release of the obligations of Nyrstar and Nyrstar N.V. under its Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Bond Period; and

(ii)

following the expiry of the Mine Closure Bond Period, Nyrstar and Nyrstar N.V. will have no further responsibility or liability in connection with the Mine Closure Bond or, subject to clause 3 of this Agreement, the closure of the Coricancha Mine Complex.

3.	Termination

(a)	This Agreement may be terminated upon completion of a “Third Party Sale” as contemplated by clause 18(f)(i) of the Share Purchase Agreement.

(b)	Upon termination of this agreement in accordance with paragraph (a) above:

(i)	the provisions of this Agreement will cease to have effect except for the following provisions:

A.	Clause 1 – Defined Terms

B.	This clause 3 – Termination

C.	Clause 5 – Interpretation

D.	Clause 6 – Time of Essence

E.	Clause 7 – Headings;

F.	Clause 8 – Governing Law

G.	Clause 9 – Notices

H.	Clause 10 – Entire Agreement;

I.	Clause 11 – Amendments and Waivers;

J.	Clause 12 – Currency;

K.	Clause 13 – Assignment;

L.	Clause 14 – Language;

M.	Clause 15 – Enurement;

N.	Clause 17 – Delivery by fax or e-mail;

(ii)	each Party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination.

4.	Documentation

The Parties hereto covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and, in particular, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters, as may be required from time to time by all regulatory or Governmental Bodies having jurisdiction over the Company’s affairs, or, as may be required from time to time under applicable legislation and the respective regulations thereunder.

5.	Interpretation

Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

6.	Time of Essence

Time shall in all respects be of the essence of this Agreement.

7.	Headings

The division of this Agreement into clauses is for convenience and reference only and shall not affect the interpretation hereof.

8.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales.

9.	Notices

(a)

All notices and other communications between the Parties under this Agreement shall be in writing and be deemed to have been given if delivered personally, sent by ordinary first class mail (postage prepaid) or sent by facsimile to the parties at the following addresses, facsimile numbers (or at such other address, facsimile number for such Party as shall be specified in like notice):

(i)	if to the Company, to the address or facsimile number of the Company provided on the first page of this Agreement; and

(ii)	if to Nyrstar, to:

C/o Nyrstar Sales & Marketing AG [REDACTED: DETAILS OF CONTACT INFORMATION] Fax: [REDACTED: DETAILS OF CONTACT INFORMATION]

(b)

Any notice or other communication given personally shall be deemed to have been given and received upon delivery, any notice or other communication given by mail shall be deemed to have been given and received on the third Business Day after it is mailed and any notice or other communication given by facsimile shall be deemed to have been given and received on the first Business Day after it is sent.

(c)

In the event of any disruption, strike or interruption in the applicable postal service after mailing and before receipt or deemed receipt of a document, that document will be deemed to have been received on the seventh day following full resumption of the postal service.

(d)	The Company may change its address by giving written notice of such change to Nyrstar, and Nyrstar may change its address by giving written notice thereof to the Company.

10.	Entire Agreement

Subject to the Transaction Documents, this Agreement sets forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

11.	Amendments and waivers

(a)	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each Party.

(b)

A provision of this Agreement may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this Agreement shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non- performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non- performance

12.	Currency

All references in this Agreement to US$ are to the currency of the United States of America.

13.	Assignment

This Agreement is non-assignable by any Party.

14.	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

15.	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, administrators and successors.

16.	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

17.	Delivery by facsimile or email

Any delivery of an executed copy of this Agreement by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

[Signature Page to Follow]

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

Per:
Title:
Date:

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

Per:
Title:
Date:

NYRSTAR CORICANCHA S.A.

Per:
Authorised Signatory

Per:
Authorised Signatory

Date: